SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem EBITDA rises 64%
to R$ 921 million in 2Q07

Net income grows to R$ 281 million in the period

São Paulo, August 8, 2007 --- BRASKEM S.A. (BOVESPA: BRKM3, BRKM5; NYSE: BAK; LATIBEX: XBRK), leader in the thermoplastic resins segment in Latin America and second largest Brazilian industrial company owned by the private sector, announced today its results for the second quarter of 2007 (2Q07).

Upon the acquisition of Grupo Ipiranga’s petrochemical assets by Braskem and Petrobras, in the respective proportions of 60/40, Braskem took over the management of these assets as of April 18, 2007. Accordingly, this release is based on information and comments on the consolidated results. These results include 100% of the results of Ipiranga Química, Ipiranga Petroquímica, Copesul, with the related elimination of minority interests in all these companies, as well as the pro rata consolidation (in accordance with CVM Instruction 247) of the interests in Petroflex Indústria e Comércio S/A and Cetrel S.A. - Empresa de Proteção Ambiental. For more details on the consolidation process, see Exhibit II at the end of this release.

The comparison periods, i.e. 2Q06, 1Q07, 1H06 and 1H07, are presented on a pro forma basis, as if the above mentioned acquisition and its effects on the consolidation had taken place on January 1, 2006. Inputs used in the preparation of pro forma financial information are derived from financial interim statements reviewed by independent external auditors.

On June 30, 2007, the real/dollar exchange rate was R$ 1.9262 /US$ 1.00.

1. MAIN HIGHLIGHTS:

1.1 Gross revenue of R$ 23 billion and net revenue in excess of R$ 18 billion in the last 12 months:

The consolidated net revenue of Braskem in 2Q07 amounted to R$ 5.0 billion, an increase of 23% compared to the same quarter of the previous year. The main drivers of this performance were the growth of 9% in total resin sales volume and the better prices obtained for resins and aromatics (BTX – benzene, toluene, para-xylene and orto-xylene). This revenue includes R$ 444 million from the resale of condensate by Copesul.

Considering the last 12 months (LTM), net revenue reached R$ 18.3 billion, or US$ 8.7 billion.

Excluding revenue from the resale of condensate from Copesul, this amount totals R$ 17.5 billion, or US$ 8.4 billion.

Over the past five years, Braskem net revenue in dollar terms posted average annual growth of 34%.

For further information visit our website at www.braskem.com.br/ir or contact the IR team:

Luciana Ferreira	Luiz Henrique Valverde	Silvio Nonaka
IR Manager	IRO	IR Manager
Phone: (+55 11) 3443 9178	Phone: (+55 11) 3443 9744	Phone: (+55 11) 3443 9471
luciana.ferreira@braskem.com.br	luiz.valverde@braskem.com.br	silvio.nonaka@braskem.com.br

1.2 EBITDA of R$ 3.5 billion in the last 12 months, with 19% EBITDA margin:

Braskem consolidated EBITDA in the second quarter was R$ 921 million, an increase of 64% versus the same period of the previous year. The improved operating performance demonstrated by higher capacity utilization rates, higher sales volume, mainly in the domestic market, and higher profitability of our products were the main drivers of this performance.

This amount was positively impacted by a non-recurring revenue worth R$ 111 million from the reversal of a provision for PIS/Cofins tax. EBITDA margin stood at 18.5% in 2Q07, up from the margin in the same period of last year of 13.9%, and down slightly from the 19.3% in the previous quarter, given the impact of higher raw material costs during 2Q07.

Over the past 12 months, consolidated EBITDA 457 totaled R$ 3.5 billion, equivalent to US$ 1.7 billion, with EBITDA margin of 19.1% . Excluding the effects of condensate resale, EBITDA margin was 20%.

Braskem EBITDA has posted strong growth 2002 since the company's creation in 2002, showing *2Q07 a compound annual growth rate of 33%, considering the EBITDA in the 12 months to 2Q07, and actual EBITDA reported in the previous periods.

1.3 Net Income rises 344% to R$ 408 million:

Braskem consolidated net income was R$ 281 million in 2Q07, reversing the loss of R$ 55 million posted in the same period of last year. The improved operating and financial performance, combined with the positive impact from non-recurring items, such as the reversal of the provision for PIS/COFINS mentioned above, and the recognition of revenue from deferred income tax due to the deductibility of the of goodwill from the merger of Politeno, with an impact of R$ 86 million, were the main drivers related to this improvement.

Braskem’s net income for the 1H07 was R$ 408 million, significantly higher than 2Q06 net income, which was R$ 92 million.

The key macro indicators of Braskem's consolidated performance are shown below:

1.4 Braskem produces the first green polyethylene in the world:

On June 21, 2007, Braskem announced the global certification of the first polyethylene from sugarcane ethanol, using technology developed at the Company’s Technology and Innovation Center. The certification was conducted by Beta Analytic, a leading international laboratory, attesting that the product contains 100% renewable raw material. Braskem’s green polymer – a high-density polyethylene, one of the resins most widely used in packaging for the food industry – is the outcome of a research and development project in which the Company has already invested approximately US$ 5 million. A portion of this amount was allocated to the implementation of a pilot unit for the production of ethylene from renewable raw materials, which is already producing enough quantities for commercial development of the product. Target customers of the project, engaged in the automotive, cosmetics and food industries, will soon receive samples of the green polyethylene. Given that this product has the same processing characteristics and application of the polyethylene currently produced by Braskem, plastics converters will not be required to make new investments in their plants to use the green polyethylene.

Braskem expects to start up production and commercialization of polyethylene from ethanol by the end of 2009.

1.5 Odebrecht converts debentures into Braskem shares, and BNDESPAR exchanges Odebrecht debentures for a portion of the converted shares:

On June 19, 2007, Odebrecht took the decision to convert all 59,185 debentures held by it into Braskem shares. The conversion was carried out on July 31, 2007. The debenture balance was R$ 1.2 billion and the conversion amount was R$ 14.37 per share. As a result of this transaction, on July 31, 2007, 77.5 million shares of Braskem were issued, comprising 25.8 million common and 51.7 million class A preferred shares. Also on July 31, BNDES Participações S.A. (BNDESPAR) exchanged the 15,144 Odebrecht debentures held by it for class A preferred shares of Braskem owned by Odebrecht. With these transactions, Braskem's capital share is now represented by 449.4 million shares, comprising 149.8 million common, 298.8 million class A preferred, and 0.8 million class B preferred shares, while the percentage ownership of BNDESPAR and Odebrecht in the total capital of Braskem went from 3.7% to 7.4%, and from 38.1% to 44.4%, respectively. Braskem free float decreased from 49% to 44.9% on July 31, 2007.

Braskem management understands that this decision testifies to the confidence of both Odebrecht and the Brazilian Development Bank (BNDES) in the Brazilian petrochemical sector in general and, in particular, in Braskem’s potential to create value.

As a result of these changes in shareholdings, Braskem's ownership structure on July 31, 2007 had the following composition:

1.6 Public Offer of Shares to Delist Copesul:

On May 21, 2007, CVM (Brazilian Securities Exchange Commission) announced that a public tender offer (“OPA”) for Copesul shares, by reason of transfer of control, was not required, given that the outcome of the transaction would be merely the consolidation of control by Braskem, which already exercised such control, albeit jointly, and primarily on a equal basis with another company, namely Ipiranga Petroquímica S.A.

Braskem is continuing the delisting process and awaits CVM approval for the publication of the OPA notice.

1.7 Acquisition of 100% of Ipiranga Petroquímica (IPQ) concluded:

On June 25, 2007, EDSP67 Participações S.A, whose capital is 100% owned by Ipiranga Química, acquired the remaining 7.61% of shares in IPQ’s total capital. The acquisition was effected through a purchase agreement for the shares held by the minority shareholders of IPQ. As a result, Braskem, through Ipiranga Química, now controls 100% of IPQ shares, which allowed the Company to request, and which the CVM has already approved, the delisting of IPQ and the delisting of the company. The shares were purchased for R$ 118 million, an amount already included in the total investment announced for the acquisition of the petrochemical assets of the Ipiranga Group.

2. OPERATING PERFORMANCE:

Braskem’s operating strategy is based on the optimization of assets by maintaining high production capacity utilization rates at all of the industrial units it manages, and prioritizing the sale of higher value-added products in more profitable markets and segments. As a result of this effort, the Company has registered high and growing levels of operating reliability, and reduced volatility in the capacity utilization rates of its plants.

In 2Q07, considering Braskem and Ipiranga Petroquímica units, PP plants operated at 97%, PE plants at 92%, and PVC plants at 88% capacity utilization rates, attributable to a scheduled maintenance stoppage in April. The capacity utilization rate of ethylene at Braskem and Copesul was 96%, with Copesul operating at 99% and the Basic Petrochemicals Unit at 93%.

The evolution of capacity utilization rates for the main products of Braskem consolidated is shown below.

Polyolefins business (Braskem and Ipiranga Petroquímica) recorded in 2Q07 volume 2% higher than in 1Q07, and 4% higher in the comparison of half-year periods, clearly demonstrating the improved reliability and productivity of our plants. Note that the growth of 8% in PP production volume in 1H07 versus a year ago was driven by the increased productivity at Braskem plants, with the capacity utilization rate improving from 92% in 1H06 to 101% in 1H07.

In the Vynils business, a scheduled maintenance stoppage was carried out at the Alagoas PVC plant in 2Q07. In this context, PVC production declined by 2% from 1Q07. Compared to 1H07, production volume posted significant production growth of 10%, due to the improvement at industrial units and the impact from the realization of the 14-day scheduled maintenance stoppage at the Camaçari plant in 2Q06.

In 2Q07, Basic Petrochemicals (Braskem and Copesul) registered stable production versus 1Q07 and higher production in the comparison of half-year periods and also against 2Q06. This improved performance was due to (i) excellent utilization rates at Copesul plants, (ii) better operating reliability of the Basic Petrochemicals unit at Camaçari following the scheduled maintenance mini-stoppage in December 2006, and (ii) higher consumption of ethylene by 2nd generation Braskem units (thermoplastic resin producers) at the Camaçari Petrochemical Complex in Bahia state. Aromatics (BTX) production volume contracted by 12% compared to 1Q07 because of a scheduled stoppage at the Camaçari plant, which impacted the production of para-xylene.

Since the acquisition of Politeno in April 2006 and more recently with the consolidation of the Copesul assets, Braskem operations have become more integrated between the 2nd generation (thermoplastic resins) and 1st generation (basic petrochemicals). In addition to producing 100% of its thermoplastic resins from ethylene and propylene produced internally, Braskem also serves the domestic ethylene and propylene markets, selling 20% of the ethylene it produces in the Southern and Northeastern complexes, and more than half of the propylene it produces in the Northeastern complex. This level of integration has led to more reliable operations and, consequently, more profitable products.

Production Volume (tons)	2Q07 (A)	1Q07 (B)	2Q06 (C)	Change % (A)/(B)	Change % (A)/(C)	1H07 (D)	1H06* (E)	Change % (D)/(E)

Polyolefins
• PE´s	414,299	409,041	415,968	1	(0)	823,339	803,145	3
• PP	178,843	174,351	169,772	3	5	353,194	326,190	8
• Total (PE´s + PP)	593,142	583,392	585,740	2	1	1,176,534	1,129,335	4

Vynils
• PVC	113,911	116,518	100,332	(2)	14	230,429	209,752	10
• Soda	114,666	113,757	95,782	1	20	228,423	208,084	10

Basic Petrochemicals
• Ethylene	601,286	590,071	563,535	2	7	1,191,357	1,137,278	5
• Propylene	297,634	296,683	286,830	0	4	594,317	573,234	4
• BTX**	221,560	251,602	234,260	(12)	(5)	473,161	458,439	3

*Considers 100% of Politeno at 1Q06
**BTX - Benzene, Toluene, Ortoxylene and Paraxylene

3. COMMERCIAL PERFORMANCE:

The demand for thermoplastic resins (PE, PP and PVC) has remained strong since the beginning of the year, supported by economic growth – industrial GDP expanded by 4.8% in 1H07 – and the increase in available income per capita. Within this context, in 1H07 the Brazilian market for thermoplastic resins expanded by 6% compared to the same period of the prior year, led by the PP and PVC markets, which expanded by 8% and 10%, respectively, driven by the construction, automotive and agribusiness sectors, among others. In the same comparison period the PE market expanded by 3%.

In the first half of the year, total sales of thermoplastic resins of Braskem consolidated grew 7% to 1.4 million tons, led by the growth in PVC sales of 10% in the domestic market and 28% in the export market.

Total sales volume (domestic market + exports) of thermoplastic resins of Braskem consolidated was 739 thousand tons in 2Q07, or 9% above the 677 thousand tons sold in 1Q07. This result primarily stems from the 9% increase in domestic volumes to 513 thousand tons in 2Q07, which exceeded the growth in the Brazilian market of 6%. As a result, Braskem consolidated market share increased from 50% in the 1Q07 to 51% in the 2Q07. In the same period exports increased by 10% to 226 thousand tons.

Compared to 2Q06, total sales volume in 2Q07 also increased by 9%, led by growth in PVC sales volumes of 17% in the domestic market and of 31% in the export market.

The following table sets out total sales volume in the domestic and foreign markets.

Total Sales Volume (tons)	2Q07 (A)	1Q07 (B)	2Q06 (C)	Change% (A)/(B)	Change% (A)/(C)	1H07 (D)	1H06* (E)	Change % (D)/(E)

Polyolefins
• PE´s	422,932	388,087	405,958	9	4	811,018	777,453	4
• PP	194,474	168,995	170,785	15	14	363,469	331,551	10
• Total (PE´s + PP)	617,405	557,082	576,743	11	7	1,174,487	1,109,004	6

Vynils
• PVC	121,150	120,102	103,670	1	17	241,252	215,415	12
• Soda	108,999	106,931	100,485	2	8	215,931	205,242	5

Basic Petrochemicals
• Ethylene	127,005	128,573	110,439	(1)	15	255,577	222,515	15
• Propylene	128,816	115,156	109,224	12	18	243,973	228,974	7
• BTX**	217,827	219,698	202,702	(1)	7	437,525	391,369	12

*Considers 100% of Politeno at 1Q06
**BTX - Benzene, Toluene, Ortoxylene and Paraxylene

In the Polyolefins business (Braskem and Ipiranga Petroquímica), once again sales volume outperformed the market in 2Q07 against 1Q07. This result reflects Braskem commitment to prioritize profitability in the sale of its products without jeopardizing its market share or relationship with customers over the long run. In this context, the Company has undertaken efforts to increase the competitiveness of the petrochemicals and plastics production chain, by launching new products and developing new markets, in addition to building long-term relationships and partnerships with its customers.

Compared to 2Q06, the Brazilian market for PE grew by 4% and Braskem domestic sales remained stable, given that the HDPE market, particularly in this quarter increased by only 1%, impacting our growth in polyethylenes. As a result, PE exports grew by 12% in the same comparison period. Domestic sales of PP rose 2%, while the market expanded by 13%, driven by higher imports – which went from 8% to 11% of the market. Within this scenario, export volumes increased by 21 thousand tons, or 109%.

In the Vynils business, domestic PVC sales in 2Q07 grew by 7% when compared to 1Q07, with a market share gain of 3 percentage points growing to 56% in the quarter. The market contracted by 4%, chiefly on account of the reduction of inventories by distributors. Imports also declined, from 23% to 17% of the market in the same comparison period.

Compared to 2Q06, Braskem domestic sales expanded by 16%, while the market grew by 9%, once again driven by the improved performance of the construction and related sectors, as well as operating problems faced by our main competitor.

For the Basic Petrochemicals unit, ethylene volumes sold in 2Q07 remained unchanged from the prior quarter and increased by 15% compared to 2Q06, due to the higher consumption by its customers, given the higher operating stability at industrial units. Propylene sales volume, in turn, grew by 12% from 1Q07 and by 18% compared to 2Q06, owing to higher production levels in the 2Q07.

The volume of aromatics sales was in line with 1Q07, led by export performance. Benzene sales volume accounted for the bulk of aromatics sales. Note that benzene prices have risen by 43% since the end of 2005, and by 12% between 2Q07 and 1Q07, and its price is expected to remain above historical levels due to the global supply-demand balance.

4. ECONOMIC-FINANCIAL PERFORMANCE:

4.1 Net Revenue

In 2Q07, Braskem consolidated net revenue totaled R$ 5.0 billion, up 23% from the pro forma results of 2Q06. The main drivers of this performance were the 9% growth in resin sales volume combined with the better prices for resin and for aromatics. These drivers were partly offset by the average appreciation in the Brazilian real between the periods of 9%, since prices use as a benchmark the international market, where prices are quoted in US$/t.

The net revenue of R$ 5.0 billion includes R$ 444 million from the resale of condensate between Copesul and the refineries in the South. The transaction involves the processing of condensate by the refineries and seeks to improve the productivity and competitiveness of Copesul through reduction in raw material costs.

Compared to 1Q07, net revenue was 12% higher, driven by a 9% increase in the sale of thermoplastic resins, ethylene, propylene and aromatics as well as the increase in international prices for PE, PP and PVC. These factors were partially offset by a 6% average appreciation of the Real.

Consolidated net revenue amounted to R$ 9.4 billion in 1H07, up 17% over 1H06. The main drivers of this expansion were the increases of 7% in resin sales volume and 12% in aromatics sales volume, as well as the better prices of resins, ethylene, propylene and aromatics in the international markets and their respective impacts on the domestic market.

A breakdown of net revenue in 2Q07 is shown below:

4.1.1 Exports

Braskem has invested in strengthening its presence in the international market. To this end, since 2006 the Company has built direct relationships with some of its customers, through distribution operations in Europe, the United States and Argentina, markets considered strategic by the Company. These investments have resulted in better prices for its resins, particularly PE and PP.

In this context, consolidated exports in 2Q07 reached US$ 675 million, or 27% of net revenue, up 33% from the US$ 506 million in 1Q07, which corresponded to 24% of net revenue. The higher volume channeled to export markets in 2Q07 compared to 1Q07 and the recovery of international prices are the factors behind the increase. The growth in revenue from exports in 2Q07 increased by 36% versus 2Q06. Over the last 12 months export revenue totaled US$ 2.4 billion.

Given effect to the distribution operations outside of Brazil, Braskem has maintained a high percentage of its exports to South America and increase export volume to Europe, through direct access to the final client.

4.2. Cost of Goods Sold (CoGS)

In the second quarter of 2007, cost of goods sold (CoGS) of Braskem consolidated was R$ 4.0 billion, an 18% increase from CoGS in both 1Q07 and 2Q06. The increase in sales volume and the cost of raw materials impacted CoGS and were partly offset by the improved productivity at our plants, as well as the average appreciation in the Brazilian real of 6% compared to 1Q07 and of 9% when compared to 2Q06.

In 1H07, CoGS was R$ 7.5 billion, representing an 11% increase when compared to the R$ 6.7 billion in 1H06. The 9% increase in total sales volume and naphtha costs R$ 125 million higher were responsible for this variation.

The average price of naphtha ARA (Amsterdam – Rotterdam – Antwerp) increased significantly during 2Q07 to an average of US$ 670/ton, equal in dollars to a 21% increase from 1Q07. This growth, coupled with the higher volume consumed, led to a naphtha cost R$ 389 million (or 17%) higher in 2Q07 than in 1Q07.

In addition to naphtha, Company costs have been impacted over the past 2 years by the scarcity and irregularity in the supply of natural gas to Camaçari. It is expected that this situation will be solved as from 4Q07, when gas from the Manati Field begins to reach Camaçari. In the 1H07 alone, higher energy costs driven by the use of fuel oil replacing natural gas negatively impacted Braskem results by R$ 24 million.

During 2Q07, Braskem purchased 2,034 thousand tons of naphtha, of which 1,259 thousand tons (62%) were acquired from Petrobras - its main raw material supplier. The remaining 775 thousand tons (38%) were directly imported by the Company, primarily from North Africa and Argentina.

Depreciation and amortization expenses included in CoGS amounted to R$ 202 million in 2Q07, slightly above the figure in the previous quarter, on account of the higher volumes sold in 2Q07.

4.3. Selling, General and Administrative Expenses (SG&A)

Braskem is focused on maintaining its fixed costs and expenses within parameters that ensure its global competitiveness. In this context, the Company launched at the start of the quarter a program to reduce fixed costs and expenses, supported by an international consulting firm. The process mapping phase has been concluded and reduction opportunities have already been identified. The implementation of the program will begin already in August and the results of this program will be fully captured in 2008.

In 2Q07, consolidated general and administrative expenses amounted to R$ 333 million, a reduction of R$ 11 million versus 1Q07.

Breaking this figure down, consolidated general and administrative expenses were R$ 205 million, up from R$ 176 million in 1Q07, due to: (i) non-recurring revenue in 1Q07 of R$ 17 million, relating to an adjustment to the provision for a future disbursement by Braskem in the event of the liquidation of the Petros plan, which involves Braskem employees formerly employed by Copene, and (ii) a non-recurring expense in 2Q07 in the amount of R$ 10 million, related to the of Copesul, Ipiranga Química and Ipiranga Petroquímica.

Compared to 2Q06, general and administrative expenses increased by R$ 31 million, chiefly due to: (i) higher personnel expenses from the annual wage increase in 4Q06 under the collective bargaining agreement; (ii) higher expenses with auditing; and (iii) a non-recurring expense related to the beginning of the integration process, as described above.

The selling expenses of Braskem consolidated in 2Q07 were R$ 128 million, down R$ 40 million from 1Q07, mainly driven by a reduction in the provision for doubtful accounts of R$ 35 million, of which R$ 13 million derived from the recovery of credits in this quarter, compared to an expense of R$ 22 million in the previous quarter.

Compared to 2Q06, selling expenses grew by R$ 16 million, mostly on account of the higher export volumes in 2Q07.

4.4. EBITDA

Braskem consolidated EBITDA in 2Q07 was R$ 921 million, 64% higher than in the same period of last year, the main drivers of which were higher capacity utilization rates, improved sales volumes and better profitability in the commercialization of our products. EBITDA in 2Q07 was also positively impacted by non-recurring operating revenue in the amount of R$ 111 million from the reversal of a provision for a PIS/COFINS tax, whose claim had final judgment.

Braskem EBITDA margin in 2Q07 was 18.5% in the quarter, up from 13.9% in the same period a year ago and down slightly from the margin of 19.3% in 1Q07.

In dollar terms, EBITDA in 2Q07 was US$ 465 million, or US$ 409 million excluding the effect from the non-recurring revenue.

Against 1Q07, Braskem EBITDA rose by 8%, impacted by the factors cited above, while in the comparison of half-year periods, EBITDA posted significant growth of 37%, rising from R$ 1.3 billion in 1H06 to R$ 1.8 billion in 1H07.

4.5. Investments in Subsidiaries and Affiliated Companies

Braskem’s consolidated equity in the earnings of subsidiary and affiliated companies in 2Q07 was an expense of R$ 22 million. This amount primarily refers to goodwill amortization on investments in Ipiranga Química, Copesul and Petroflex. The portion relating to investment in the petrochemical assets of the Ipiranga Group equals R$ 14 million.

Compared to 1Q07, when this expense amounted to R$ 35 million, the R$ 13 million positive variation refers mainly to the merger of Politeno in April 2007 and its related goodwill. Since then the amortization of this goodwill has ceased to impact this line and is impacting the line of depreciation and amortization expenses.

(R$ 000)

Equity Income	2Q07	1Q07	2Q06	1H07	1H06*

Equity Income	915	(747)	671	168	(293)
Rionil	7	(82)	4	(76)	20
Others	908	(665)	667	244	(313)
FX Variation	(3,893)	(2,808)	(366)	(6,701)	(218)
Others	3,398	5,135	17,314	8,533	56,292
Sub Total (before amortization)	420	1,580	17,619	2,000	55,781
Amortization Goodwill	(22,118)	(36,739)	11,032	(58,857)	(41,955)

TOTAL	(21,698)	(35,159)	28,651	(56,857)	13,826

* Considers 100% of Politeno at 1Q06

4.6. Net Financial Result

Net financial result for Braskem consolidated in 2Q07 was an expense of R$ 59 million, compared to an expense of R$ 104 million in 1Q07, or a 43% reduction. The 6% appreciation in the Brazilian real against the dollar in the quarter positively impacted financial result by R$ 271 million while the 4% appreciation in 1Q07, had a positive impact on financial result of R$ 190 million.

Excluding the effects of foreign exchange and monetary variations, net financial result was an expense of R$ 270 million, up 5% from the R$ 257 million in 1Q07, and a 23% increase compared with the R$ 220 million in the same period of the prior year.

The main negative drivers affecting 2Q07 compared to the prior period were: (i) the increase of R$ 16 million in "other financial expenses" arising from derivative transactions (hedge), discounts granted to clients for early payment, and higher charges from raw material suppliers, and (ii) the increase in CPMF/IOF/IR taxes and bank fees in the amount of R$ 7 million, as a result of the higher volume of financial transactions in 2Q07 (funding, amortization, acquisitions and raw materials). These impacts were partly offset by an increase of R$ 11 million in financial income from investments (interest).

Compared to 2Q06, excluding the effects of foreign exchange and monetary variations, the increase amounted to R$ 50 million, mainly comprising: (i) reduced interest on financial income in the amount of R$ 33 million, chiefly due to the decline in market interest rates, and (ii) the R$ 36 million increase in Other financial expenses, arising from derivative (hedge) contract expenses, discounts granted to clients for early payment, and supplier charges. These negative effects were partly offset by the decline in interest and expenses on vendor transactions totaling R$ 13 million, due to the reduction in gross debt.

The table below shows the composition of Braskem consolidated financial results on a quarterly basis.

(R$ million)
	2Q07	1Q07	2Q06	1H07	1H06*
Financial Expenses	37	(77)	(369)	(40)	(318)
Interest / Vendor	(162)	(160)	(175)	(322)	(351)
Monetary Variation	(62)	(64)	(62)	(126)	(121)
Foreign Exchange Variation	394	259	(28)	653	384
CPMF/IOF/Income Tax/Banking Expenses	(39)	(32)	(44)	(71)	(73)
Interest on Fiscal Provisions	(26)	(28)	(28)	(53)	(72)
Other	(69)	(53)	(33)	(122)	(86)
Financial Revenue	(96)	(27)	52	(122)	(39)
Interest	26	15	59	40	104
Monetary Variation	3	28	5	30	18
Foreign Exchange Variation	(124)	(69)	(12)	(193)	(160)

Net Financial Result	(59)	(104)	(317)	(162)	(357)

(R$ million)
	2Q07	1Q07	2Q06	1H07	1H06*

Financial Result excluding F/X and MV	(270)	(257)	(220)	(528)	(478)

Foreign Exchange and Monetary Variations:
Foreign Exchange Variation (F/X)	271	190	(40)	460	224
Monetary Variation (MV)	(59)	(36)	(56)	(95)	(103)

Net Financial Result	(59)	(104)	(317)	(162)	(357)

* Considers 100% of Politeno at 1Q06

4.7. Net Income

Braskem net income excluding minority interests in 2Q07 totaled R$ 281 million, a reversal from the loss of R$ 55 million posted in 2Q06, mainly due to the better operating performance in 2Q07.

Net income in 2Q07 was R$ 154 million higher than the R$ 127 million posted in 1Q07. The main drivers of this increase was stronger EBITDA, improved financial results, and recognition of an income tax credit of R$ 86 million relating to the deductibility of the goodwill from the merger of Politeno.

In 1H07, Braskem recorded net income of R$ 408 million, up R$ 316 million on the R$ 92 million in 1H06, mainly driven by the Company’s better operating and financial performance in 2007.

4.8. Free Cash Flow

Operating cash generation was R$ 754 million in 2Q07, compared to R$ 1.1 billion in the previous quarter. This variation is mainly attributable to a R$ 367 million increase in 1Q07 relating to the transfer to cash and cash equivalents of funds previously invested with instruments without immediate liquidity (over 90 days), and to the lengthening of terms with suppliers.

Compared to 2Q06, operating cash generation increased by R$ 324 million, mostly driven by the better operating performance in the period.

In respect to free cash flow, the higher investment in 2Q07 was due to the acquisition of the petrochemical assets of the Ipiranga Group and the purchase of the minority interests of Ipiranga Petroquímica in April and June, respectively.

R$ million	2Q07	1Q07	2Q06	1H07	1H06*

Operating Cash Flow	754	1,112	430	1,866	817

Interest paid	(176)	(163)	(188)	(338)	(325)
Investment Activities	(1,114)	(224)	(494)	(1,338)	(696)
Share Buy-back	-	-	(57)	-	(57)
Taxes paid	(85)	(114)	(78)	(199)	(121)

Free Cash Flow (FCF)	(620)	611	(387)	(9)	(382)

*Includes 100% of Politeno at 1Q06

4.9 – Capital Structure and Liquidity

On June 30, 2007, Braskem’s gross debt was 18% lower than on March 31, 2007. The decline is mainly attributable to the conversion into Braskem shares of debentures issued by the Company and held by Odebrecht, resulting in an R$ 1.2 billion reduction in the Company's gross debt. Also, the debt was reduced due to the early payment of one of the debentures issues by Braskem in the amount of R$ 150 million, as well as the effect of the appreciation in the Brazilian real on the portion of debt denominated in foreign currency, of approximately R$ 270 million. In turn, consolidated cash and cash equivalents remained stable at R$ 2.1 billion.

As such, Braskem’s consolidated net debt stood at R$ 5.2 billion on June 30, declining by R$ 1.6 billion from the R$ 6.9 billion on March 31, 2007. In dollar terms, the decline was of approximately US$ 600 million, given the 6% appreciation in the real in the period, leading Braskem’s consolidated net debt to stand at US$ 2.7 billion on June 30, 2007.

The Company's financial leverage measured by the ratio of Net Debt to EBITDA was 2.18 times (x) at end 1Q07 (last 12 months), declining by 32% to 1.49x at end 2Q07 (last 12 months). Over the course of the acquisition of the petrochemical assets of Grupo Ipiranga and the delisting of Copesul, the Company's indebtedness is expected to return to a level of Net Debt/EBITDA between 2.0x and 2.3x.

The average debt maturity is 13 years, allowing the Company to ensure an adequate annual maturity schedule, in addition to higher efficiency in the allocation of funds to operating working capital. By the end of June 2007, the dollar-linked debt had a relative increase, since the debt denominated in real was reduced by the conversion of the debentures held by Odebrecht. Accordingly, this percentage, which stood at 52% on March 31, 2007, rose to 64% as of June 30, 2007.

The following chart depicts the consolidated amortization schedule of the Company on June 30, 2007.

5. CAPITAL EXPENDITURES:

In line with its commitment to capital discipline and making investments with returns above its capital cost, in 1H07 Braskem consolidated capital expenditure totaled R$ 372 million (not including capitalized interest of R$ 26 million), compared to R$ 337 million in 1H06. These funds were used in operating, health, safety and environmental areas, and in information technology (2nd phase of the Fórmula Braskem project – R$ 32 million), benefiting all of the Company's business units.

Investments in Braskem (parent company) accounted for 84% of total investments in the period.

Additionally, the Company made expenditures of R$ 88 million for scheduled maintenance stoppages, consistent with its goal of maintaining all of its plants operating at high reliability levels.

6. CAPITAL MARKETS AND INVESTOR RELATIONS

Braskem class "A" preferred shares traded on the São Paulo Stock Exchange (BOVESPA) (“BRKM5”) closed the quarter quoted at R$ 17.26 per share, up 13.5% in the period, versus a gain in the Ibovespa index of 18.7% .

Braskem ADRs (BAK) listed on the NYSE traded at US$ 18.04 per ADR at the end of the quarter, gaining 22.8% in the period, versus a gain of 8.5% in the Dow Jones Industrial Index.

XBRK shares traded on the Latibex closed the quarter at € 6.69 per XBRK, for a gain of 17.2% in the period, while the FTSE100 Europe remained virtually unchanged, rising by 0.2% .

The average daily financial volume of Braskem class "A" preferred shares on the Bovespa (BRKM5) in the 2Q07 increased by 7.5%, from R$ 26.2 million in 1Q07 to R$ 28.1 million in 2Q07. On the NYSE, the average daily trading volume of Braskem ADRs (BAK) increased by 31.9%, from US$ 3.3 million in 1Q07 to US$ 4.3 million in 2Q07. On the Latibex, average trading volume of XBRK declined by 13.9% to € 69,400 in 2Q07 from € 80,500 in 1Q07.

On August 2, 2007, the Bovespa disclosed the preliminary theoretical portfolio for the Ibovespa index valid from September to December 2007. Braskem ranked 22nd in liquidity on the Bovespa, with a weighting of 1.42% in the index.

Stock Performance - BRKM5		06/30/07		03/31/07		12/31/06		09/30/06		06/30/06
Closing Price (R$ per share)		17.26		15.21		14.85		13.39		13.15
Return in the Quarter (%)		13		2		11		2		(17)
Accumulated Return (%)*		578		498		483		426		417
Bovespa Index Accumulated Return (%)*		383		306		295		223		225
Average Daily Trading Volume (R$ thousand)		28,135		26,178		23,306		21,513		24,256
Market Capitalization (R$ million) **		6,420		5,657		5,521		4,980		4,892
ADR Performance - BAK (1 ADR = 2 BRKM5)		06/30/07		03/31/07		12/31/06		09/30/06		06/30/06
Closing Price (US$ per ADR)		18.04		14.69		14.59		12.59		12.19
Return in the Quarter (%)		23		1		16		3		(18)
Accumulated Return (%)*		993		790		784		663		639
Average Daily Trading Volume (US$ thousand)		4,305		3,264		2,165		2,212		3,032
Market Capitalization (US$ million)		3,333		2,759		2,583		2,291		2,260
XBRK Performance on Latibex		06/30/07		03/31/07		12/31/06		09/30/06		06/30/06
Closing Price (Euros per Share)		6.69		5.71		5.33		4.95		4.79
Return in the Quarter (%)		17		7		8		3		(23)
Accumulated Return (%)*		968		826		771		716		693
Average Daily Trading Volume (Thousand Euros)		69		81		62		51		66
Share Distribution		06/30/07		03/31/07		12/31/06		09/30/06		06/30/06
Total Number of Shares (thousand)		371,936		370,402		370,402		370,402		370,402
	>		>		>		>		>
. Common Shares (ON) - BRKM3		123,979		123,492		123,492		123,492		123,492
	>		>		>		>		>
. Preferred Shares Class "A" (PNA) - BRKM5		247,154		246,107		246,107		246,107		246,107
	>		>		>		>		>
. Preferred Shares Class "B" (PNB) - BRKM6		803		803		803		803		803
	>		>		>				>
(-) Shares in Treasury (PNA) (1) - BRKM5		(16,594)		(14,363)		(14,363)		(11,163)		(4,471)
			>		>		>		>
= Total Number of Shares (ex Treasury)		355,342		356,039		356,039		359,239		365,931

* Accumulated return since the market closing on December 31, 2002.
** Do not considers the conversion of the debentures. After the conversion, market cap woud be R$ 7.8 billion.
Source: Economática/Braskem
(1) The increase of shares in Treasury at 2Q07 derives from the merger of Politeno on April, 2007, wich had 2.2 million Braskem shares

7. OUTLOOK:

With respect to the factors affecting its operating results, Braskem's expectations point to the maintenance of robust global economic performance over the next few years, with the major economies continuing to expand. This scenario favors the petrochemical industry in the light of the existing elasticity between the demand for petrochemical products and economic growth rates. Capacity utilization rates are expected to remain at high levels in the coming years, as a result of the projected balance between the demand for thermoplastic resins in the international market and the supply of these products, in particular after delays in the start-up of new production capacities in Iran were confirmed (Olefins 9 and 10), as well as operatingproblems at some of these plants. This scenario points to the maintenance of thermoplastic resin prices at high levels in the international markets, with potential positive impacts on Braskem’s profitability, in both the domestic and foreign markets. The spread between the PE price and naphtha price in June was above the average of 1H06 and even 1H07, suggesting a recovery in prices following the recent hikes in oil and naphtha prices. This recent increase in spreads may be impacted by new increases in oil and naphtha prices.

On the domestic front, in the short-term Braskem is working with a scenario of sustained economic growth, with inflation under control and the potential for additional cuts in interest rates, stimulating economic growth and consumption, as already seen in 1H07, in particular from March on. The expected improvement in available income levels, the increased offering of credit and stronger construction activity, among other factors, point to expansion in the Brazilian thermoplastic resin market of around 10% per year. Braskem expects to take advantage of this environment, drawing on its leadership position in the market and unique structure of products and services, based on innovation and technology.

In the short term, the Company has invested mostly in projects allocated to operating areas (productivity improvement, technological upgrades and modernization, and equipment replacement) and investments in health, safety and the environment and in the 2nd phase of the Fórmula Braskem program. In this context, Braskem consolidated expects to invest approximately R$ 800 million in 2007, excluding the estimated amount for scheduled maintenance stoppages of R$ 200 million.

From a strategic viewpoint, Braskem steadily pursues its growth strategy with the creation of value for all its stockholders. To this end, in the short term the Company focuses on two fronts: consolidation of the Brazilian petrochemical industry and access to competitive raw materials, a factor of increasing importance for ensuring competitiveness in a global environment.

Accordingly, the Petroquímica Paulínia project is on track and the plant, with initial capacity of 300 thousand tons of PP (that can be potentially raised to 350 thousand tons), is expected to start operations in 2Q08. Petroquímica Paulínia is a joint venture with Petrobras, in the proportion of 60% for Braskem and 40% for Petrobras. The total investment in the project is R$ 704 million under a project finance type arrangement, with a debt/equity structure of 65/35, and most of the financing provided by the BNDES. In 2007, Braskem expects to contribute approximately R$ 80 million.

Furthermore, Braskem should expand its production capacity by implementing new projects – while always maintaining capital discipline – through investments that provide returns above the Company's cost of capital. These new projects include additional capacity expansions in existing plants, as well as a new PP plant (300 thousand tons) at the Camaçari Petrochemical Complex, starting in 2010. These projects are subject to approval by the Board of Directors.

Among the growth projects involving improved competitiveness by obtaining competitive raw materials, Braskem is working on the project for a PP plant with capacity of 450 thousand tons with estimated investment of US$ 370 million at the Jose Complex in Venezuela, in partnership at equal terms with Pequiven. The plant is scheduled to start activities by the end of the first half 2010, using propylene supplied by Pequiven.

An additional project involves an ethylene cracker for the production of 1.3 million tons of ethylene, 1.1 million tons of PE, as well as other 2nd generation products, for estimated investment of US$ 2.5 billion, also at the Jose Complex in Venezuela, and also under a 50-50 partnership with Pequiven. These plants are scheduled to start operations by late of the first half 2012, using ethane from natural gas to be supplied by PDVSA.

The Company expects both projects to be financed under project finance arrangements, with the participation of multilateral credit agencies, export credit agencies, private and development banks, thus minimizing the use of the company's own resources. The projects will meet the resin requirements of the Venezuelan market and provide a competitive platform for the export of these products to North America, Europe and the west coast of South America.

Concerning the petrochemical sector consolidation in Brazil, Braskem anticipates good opportunities to capture synergies and create value from the integration of the Ipiranga Química, Ipiranga Petroquímica, Copesul and Braskem operations at the Triunfo Petrochemical Complex in Rio Grande do Sul state. Braskem has implemented a new corporate governance model at Copesul and Ipiranga Química, Ipiranga Petroquímica, in line with the respective stakes with Braskem as controlling shareholder and Petrobras as relevant minority shareholder. Braskem teams are already working on the integration process to identify synergy opportunities at the three companies.

All these growth fronts are intended to position Braskem among the 10 largest global petrochemical companies by market capitalization, generating value for all shareholders.

8. ANALYSIS OF BRASKEM RESULTS:

The following analysis covers only Braskem before consolidation of the Ipiranga Group petrochemical assets and the pro rata consolidation (CVM 247) of other investees.

8.1 Operating Performance

Since the beginning of the year, the Company has shown high operating reliability levels, operating its plants with lower volatility in capacity utilization rates. In 2Q07, the utilization rate for ethylene was 93%, in line with 1Q07, while PE and PP increased by 2 p.p. compared to 1Q07, to 94% and 102%, respectively. The utilization rate for PVC was 88% on account of a scheduled maintenance stoppage at the Alagoas plant, originally scheduled for March but carried out in April.

The Polyolefins unit production volume was 3% higher compared to both 1Q07 and 2Q06, evidencing the improved productivity of our plants. In the comparison of half-year periods, this performance was even more significant, with production volume growing by 6%.

At the Vynils unit a scheduled maintenance stoppage at the Alagoas PVC plant was carried out in 2Q07. Within this context, total PVC production fell 2% from 1Q07. In the 1H07, production volume increased by 10% versus the same period a year ago, due to better productivity at the industrial units and the impact from the 14-day scheduled stoppage at the Camaçari plant in 2Q06.

In 2Q07, production from the Basic Petrochemicals unit, considering only ethylene and propylene, remained stable compared to 1Q07 and increased by 8% from 2Q06. This increase was due to (i) the improved operating reliability of the units following the scheduled mini-stoppage for maintenance in December 2006, and (ii) higher consumption of ethylene by 2nd generation Braskem units (thermoplastic resin producers) at the Camaçari Petrochemical Complex. Aromatics (BTX) production volume fell 14% quarter-on-quarter because the scheduled stoppage at the Camaçari plant impacted the production of para-xylene.

Production Volume (ton)	2Q07 (A)	1Q07 (B)	2Q06 (C)	Change % (A)/(B)	Change % (A)/(C)	1H07 (D)	1H06* (E)	Change % (D)/(E)

Polyolefins Unit
. PE´s - Polyethylene	295,382	286,116	290,983	3	2	581,497	559,693	4
. PP - Polypropylene	142,412	137,415	135,155	4	5	279,827	256,591	9
. Total (PE´s + PP)	437,794	423,531	426,138	3	3	861,325	816,284	6

Vinyls Unit
. PVC - Polyvinyl Chloride	113,911	116,518	100,332	(2)	14	230,429	209,752	10
. Caustic Soda	114,666	113,757	95,782	1	20	228,423	208,084	10

Basic Petrochemical Unit
. Ethylene	298,368	293,760	275,103	2	8	592,128	558,739	6
. Propylene	142,616	141,205	133,054	1	7	283,821	268,422	6
. BTX**	144,216	168,638	168,221	(14)	(14)	312,854	315,938	(1)

*Includes 100% of Politeno at 1Q06
**BTX - Benzene, Toluene, Ortho-xylene and Para-xylene

Based on the core competitiveness criteria of the world petrochemical industry – global scale, updated technology and competitive costs, Braskem decided to temporarily suspend the production of PET resin and discontinue its DMT production unit in Bahia, with the objective of maximizing the profitability of its operations and maximizing returns for shareholders. Braskem will analyze the potential resumption of PET production using a new technological route that ensures competitive costs for the polyester chain in Brazil. The supply of PET resin to all customers is guaranteed through an agreement entered into with M&G Polímeros Brasil S.A., one of the leading producers of this resin in Brazil and worldwide. Braskem maintains its current commercial policy for this product, including technical assistance, so as to ensure excellent services to all its customers. The deactivation of this unit will have a non-recurring impact on Braskem's result in the amount of R$ 25 million, in the non-operating expenses line.

8.2 Commercial Performance

Total sales volume (domestic market + exports) of Braskem thermoplastic resins (PE, PP and PVC) amounted to 590 thousand tons in 2Q07, increasing by 13% compared to the 524 thousand tons sold in 1Q07. The positive result is mainly attributable to a 14% increase in domestic volumes, which exceeded the growth in the Brazilian market of 6%. In the same period exports grew by 10% to 167 thousand tons.

Compared to 2Q06, total resin sales volume rose 13%, with domestic sales rising 7% and exports growing by 30%, or 38 thousand tons.

The following table shows total volumes sold in the domestic and export markets.

Total Sales Volume (ton)	2Q07 (A)	1Q07 (B)	2Q06 (C)	Change % (A)/(B)	Change % (A)/(C)	1H07 (D)	1H06* (E)	Change % (D)/(E)

Polyolefins Unit
• PE´s - Polyethylene	313,345	268,389	285,047	17	10	581,734	541,711	7
• PP - Polypropylene	155,303	135,201	135,344	15	15	290,504	256,963	13
• Total (PE´s + PP)	468,648	403,590	420,392	16	11	872,238	798,675	9

Vinyls Unit
• PVC - Polyvinyl Chloride	121,150	120,102	103,670	1	17	241,252	215,415	12
• Caustic Soda	109,349	107,419	101,189	2	8	216,767	206,540	5

Basic Petrochemical Unit
• Ethylene	60,724	62,051	58,382	(2)	4	122,775	116,867	5
• Propylene	126,248	111,257	106,186	13	19	237,506	222,220	7
• BTX**	139,655	135,802	131,442	3	6	275,457	250,109	10

*Includes 100% of Politeno at 1Q06
**BTX - Benzene, Toluene, Ortho-xylene and Para-xylene

At the Polyolefins Unit, once again PE and PP sales volumes outperformed the market in 2Q07 against 1Q07. Note that Braskem emphasizes the profitable sale of its products without jeopardizing its market share or relationship with customers over the long run. Within this context, the balance of profitability and market share gave rise to an increase in Braskem's share in the Brazilian market for PE and PP in 2Q07, once again confirming its leadership position in this segment.

Domestic PE sales grew 17% over 1Q07, above the 6% increase of the Brazilian market in general. PE exports increased by 17% in the same comparison period, as a result of better prices in this market.

In relation to 2Q06, the Brazilian PE market grew 4%, while Braskem domestic sales were 2% higher, since the HDPE market, which represents a great portion of the PE sold by Braskem, particularly in this quarter, grew only 1%. Exports grew 23% in the same comparison period.

Braskem has made efforts to increase the competitiveness of the petrochemicals and plastics production chain, by launching new products and developing new markets and building long-term relationships and partnerships with its customers. As a result of these efforts, PP sales in the domestic market rose 15% compared to 1Q07, versus Brazilian domestic demand growth of 14%.

Compared to 2Q06, domestic PP sales increased by 7%, versus market growth of 12%, driven by higher imports, which went from 8% of 11% of the market. In this scenario, the volume of Braskem exports increased by 11 thousand tons, or 72%.

At the Vynils Unit, domestic sales of PVC grew by 7% when comparing 2Q07 with 1Q07, with a 3 percentage points gain in market share, which stood at 56% in 2Q07. The market contracted by 4%, mostly due to reduction in inventories at certain customers. Imports went from 23% to 17% of the market in the same comparison period, also contributing to the decline.

Domestic sales grew by 16% compared to 2Q06, while the market grew by 9%, once more driven by the better performance of construction-related segments, as well as the operating problems faced by our main competitor.

At the Basic Petrochemicals Unit, ethylene volumes sold in 2Q07 were 2% down from the prior quarter and 4% up compared to 2Q06, on account of higher consumption by its customers, driven by enhanced operating stability. The volume of propylene sales, in turn, increased by 13% and 19% compared to 1Q07 and 2Q06, respectively, owing to the expanded production in 2Q07.

Aromatics sales volume increased by 3% from 1Q07, driven by exports. Sales of benzene accounted for 66% of total sales of aromatics. Note that benzene prices have risen 43% since the end of 2005, and by 12% between 2Q07 and 1Q07, and prices of this product are expected to remain above historical amounts, given the supply-demand balance.

8.3 Net Revenue

Net revenue amounted to R$ 3.1 billion in 2Q07, up 11% versus 2Q06. The increase is mainly associated with the 13% growth in the sales volume of resins and the improved prices for resins and for aromatics. These factors were partly countered by the average appreciation in the Brazilian real of 9%.

In the comparison of half-year periods, net revenue in 1H07 totaled R$ 6.0 billion, up 8% on 1H06. The main drivers of this increase were the increases of 10% in the resins volumes and 10% in aromatics volumes, and the better prices for resins, ethylene, propylene and aromatics in the international markets and their related impacts on the domestic market.

In dollar terms, net revenue in 2Q07 amounted to US$ 1.6 billion, compared to US$ 1.4 billion in 1Q07, and net revenue in 1H07 was US$ 2.9 billion, 16% higher than the US$ 2.5 billion posted in 1H06.

8.4 Cost of Goods Sold (CoGS)

In the second quarter of 2007, cost of goods sold (CoGS) was R$ 2.6 billion, increasing by 12% from 1Q07. The higher volumes sold and cost of raw materials adversely impacted CoGS, which were partly offset by the improved productivity at our plants and the average appreciation in the Brazilian real of 6%.

The rise in naphtha prices, as mentioned above, and the higher volume consumed led to a naphtha cost R$ 224 million (or 18%) higher in 2Q07 than in 1Q07.

During 2Q07 Braskem purchased 1,078 thousand tons of naphtha, of which 804 thousand tons (75%) from Petrobras, its main supplier of this raw material. The remaining 274 thousand tons (25%) were directly imported by the Company, mostly from North Africa.

Depreciation and amortization expenses totaled R$ 136 million in 2Q07, above prior quarter levels, due to the higher volume sold in 2Q07.

8.5 Selling, General and Administrative Expenses (SG&A)

In 2Q07, selling, general and administrative expenses were R$ 244 million, down R$ 11 million from 1Q07.

In 2Q07, general and administrative expenses were R$ 150 million, up from R$ 125 million in 1Q07. This increase was mainly related to non-recurring revenue in 1Q07 of R$ 17 million involving the adjustment of the provision for future disbursements by Braskem in the event of liquidation of the Petros plan, which involves Braskem employees formerly employed by Copene.

Compared to 2Q06, general and administrative expenses rose by R$ 17 million, mostly driven by: (i) higher personnel expenses from the annual wage increase in 4Q06 under the collective bargaining agreement; and (ii) higher expenses with auditing.

Braskem selling expenses amounted to R$ 95 million in the quarter, down R$ 35 million from 1Q07, mainly attributable to the provision for doubtful accounts, given the recovery of a credit of R$ 13 million in 2Q07, compared to an expense with this provision of R$ 22 million in 1Q07.

Compared to 2Q06, selling expenses were R$ 11 million higher, due to the higher export volumes in 2Q07.

8.6 EBITDA

Braskem EBITDA in 2Q07 rose to R$ 560 million with 17.9% margin over net revenue, representing an increase of 121% from the EBITDA of R$ 253 million and margin of 8.9% in 2Q06. The better operating performance demonstrated by the higher capacity utilization rates, higher sales volume, and improved profitability of our products were the main factors driving this improvement in performance. The 2Q07 result was also positively impacted by non-recurring revenue of R$ 111 million from the reversal of the provision for a PIS/COFINS tax claim with final judgment. In dollar terms, EBITDA rose to US$ 282 million, or US$ 227 million excluding the non-recurring revenue.

Compared to 1Q07, EBITDA rose 30% in the quarter, as a result of improved sales volumes and prices and recognition of non-recurring revenue of R$ 111 million, which was partly offset by naphtha prices 14% higher in R$/ton.

8.7 Investments in Subsidiary and Affiliated Companies

Equity in the earnings of subsidiary and affiliated companies in the second quarter of 2007 was R$ 31 million, compared to R$ 38 million in the previous quarter. Excluding the effect of amortization and goodwill arising mainly from the investments in Ipiranga Química, Copesul and Petroflex, the 2Q07 figure was R$ 46 million, down R$ 15 million from 1Q07, primarily due to the lower results posted by Copesul in the period. Amortization of goodwill decreased by R$ 8 million, impacted by the merger of Politeno in April 2007, which transferred amortization of approximately R$ 15 million to the expenses with depreciation and amortization line, as well as by the goodwill on the investment in Ipiranga Química, also as from April, in the amount of R$ 14 million in the quarter.

(R$ thousand)

Investments in Subsidiaries and Associated Companies	2Q07	1Q07	2Q06	1H07	1H06*

Associated Companies - Equity Method	49,108	62,124	42,096	111,232	104,595
• Copesul	30,366	56,237	37,672	86,603	98,787
• Ipiranga	11,489	-	-	11,489	-
• Others	7,253	5,887	4,424	13,140	5,808
Exchange Variation	(3,892)	(2,808)	(366)	(6,701)	(218)
Others	747	1,240	3,730	1,986	2,228

Subtotal (before amortization)	45,962	60,556	45,460	106,518	106,605
Amortization of goodwill/negative goodwill	(14,963)	(22,674)	26,024	(37,637)	(12,409)

TOTAL	30,999	37,882	71,484	68,881	94,196

* Includes 100% of Politeno at 1Q06

8.7.1 Potential Sale of Petroflex

Braskem, Petroflex and its other controlling shareholders, announced to the Market in May and June that they received a proposal from investors interested in acquiring their shares. The proposals are currently being analyzed and the related negotiations have advanced considerably. However, as of this moment, the interested parties have not reached any determination of the final terms and conditions of any sale transaction. The market will be informed immediately of any developments in the negotiations.

8.8 Net Financial Result

The net financial result in 2Q07 was an expense of R$ 59 million, compared to an expense of R$ 113 million in 1Q07, representing a 48% reduction. The appreciation in the real against the dollar positively impacted financial results in 2Q07 in the foreign exchange variation line in the amount of R$ 91 million.

Excluding the effects of foreign exchange and monetary variation, the net financial result was an expense of R$ 223 million, up 10% on 1Q07, when a R$ 203 million expense was recorded, and up 43% against the same period a year ago, when a R$ 156 million expense was recorded.

The R$ 20 million increase observed in 2Q07 compared to the previous quarter was mainly attributable to higher interest and expenses on vendor transactions, on account of the new financing contracted in the period, mainly the bridge loan, in the amount of R$ 652 million, related to the first step in the process of acquisition of Grupo Ipiranga petrochemical assets. The conversion of the debentures held by Odebrecht and the following reduction on gross debt only happened by the end of the quarter and thus interest expenses were impacted by that debt during 2Q07.

Compared to the 2Q06 results and excluding the effects of foreign exchange and monetary variation, the increase was equal to R$ 67 million. The change was mainly driven by the R$ 19 million increase in interest and vendor transaction expenses arising from higher indebtedness in 2Q07 before the conversion of debentures and the R$ 25 million increase in Other financial expenses due to expenses with derivative (hedge) contracts and commissions on financing, in addition to a change in the investment profile, with an impact of R$ 24 million.

The following tables show the composition of Braskem financial results on a quarterly basis.
(R$ million)
	2Q07	1Q07	2Q06	1H07	1H06*
Financial Expenses	30	(81)	(302)	(51)	(287)
Interest / Vendor	(131)	(111)	(112)	(242)	(235)
Monetary Variation	(62)	(63)	(61)	(125)	(119)
Foreign Exchange Variation	337	196	(39)	532	261
CPMF/IOF/Income Tax/Banking Expenses	(29)	(21)	(29)	(50)	(49)
Interest on Fiscal Provisions	(25)	(27)	(27)	(52)	(71)
Other	(60)	(54)	(35)	(114)	(74)
Financial Revenue	(90)	(31)	51	(121)	(51)
Interest	22	11	46	32	84
Monetary Variation	3	21	4	24	6
Foreign Exchange Variation	(114)	(63)	1	(177)	(142)

Net Financial Result	(59)	(113)	(252)	(172)	(338)

(R$ million)
	2Q07	1Q07	2Q06	1H07	1H06*
Financial Result excluding F/X and MV	(223)	(203)	(156)	(426)	(344)
Foreign Exchange and Monetary Variations:

Foreign Exchange Variation (F/X)	223	132	(39)	355	119
Monetary Variation (MV)	(59)	(42)	(57)	(101)	(113)

Net Financial Result	(59)	(113)	(252)	(172)	(338)

*Includes 100% of Politeno at 1Q06

8.9. Free Cash Flow

Braskem operating cash generation was an R$ 123 million debit in 2Q07, compared to an R$ 850 million credit in 1Q07. The reason for the variation is the change in working capital arising from the integration with Copesul, and the redemption of financial investments for cash availability purposes in the prior quarter. The higher investment in 2Q07 was due to the acquisition of the petrochemical assets of the Ipiranga Group in April.

R$ million	2Q07	1Q07	2Q06	1H07	1H06*

Operating Cash Flow	(123)	850	0	727	(12)

Interest paid	(119)	(92)	(93)	(211)	(168)
Investment Activities	(916)	(151)	(463)	(1,067)	(638)
Share Buy-back	-	-	(57)	-	(57)
Taxes paid	(4)	(3)	(7)	(7)	(13)

Free Cash Flow (FCF)	(1,162)	605	(620)	(557)	(887)

*Includes 100% of Politeno at 1Q06

8.10 Capital Structure and Liquidity

Gross debt amounted to R$ 5.2 billion as of June 30, 2007, declining by 10% or R$ 589 million compared to March 31, 2007. The reduction is attributable to the conversion into Braskem shares of Braskem debentures held by Odebrecht, leading to a decline of R$ 1.2 billion, partly offset by the debt incurred in connection with the 1st installment of the payment for the petrochemical assets of the Ipiranga Group in the amount of R$ 652 million. Cash and cash equivalents, in turn, declined by approximately R$ 365 million, on account of the disbursement associated with the acquisition and changes in working capital arising from the merger of Braskem, Ipiranga Petroquímica and Copesul.

As a result, Braskem net debt on June 30 was R$ 4.0 billion, R$ 224 million less than R$ 4.2 billion recorded as of March 31, 2007. In dollar terms, net debt remained virtually unchanged, amounting to US$ 2.1 billion on June 30, 2007, due to the 6% appreciation of the real during the period.

The Company's financial leverage as measured by the ratio of Net Debt to EBITDA, which corresponded to 2.5x at the end of 1Q07 (past 12 months), declined by 20% at the end of 2Q07 (past 12 months) to 2x. The average debt term is 18 years, which enables the Company to maintain an adequate annual maturity profile, as well as more efficiently allocate funds to operating working capital. At the end of June 2007, the dollar-linked debt registered relative growth, since the debt in denominated in Brazilian real was reduced by the conversion of the debentures held by Odebrecht. Accordingly, this percentage, which was 51% on March 31, 2007, stood at 69% at June 30, 2007.

The chart below depicts the Company's repayment schedule as of June 30, 2007. Note that the balance of cash and cash equivalents on that date was higher than the maturity of short-term debt (R$ 274 million).

9. EXHIBITS LIST:

Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in Latin America, and is the second largest Brazilian industrial company owned by the private sector. The company operates 18 manufacturing plants located throughout Brazil, and has an annual production capacity of 10 million tons of petrochemical and chemical products.

Forward-Looking Statement Disclaimer for U.S. Securities Law Purposes

This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Braskem and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.

Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the risks and uncertainties set forth from time to time in Braskem reports filed with the United States Securities and Exchange Commission. Although Braskem believes that the expectations and assumptions reflected in the forward-looking statements are reasonable based on information currently available to Braskem management, Braskem cannot guarantee future results or events. Braskem expressly disclaims a duty to update any of the forward-looking statements.

EXHIBIT I
Consolidated Income Statement (1)
(R$ million)

Income Statement	2Q07 (A)	1Q07 (B)	2Q06 (C)	Change (%) (A)/(B)	Change (%) (A)/(C)	1H07 (D)	1H06* (E)	Change (%) (D)/(E)
Gross revenue	6,161	5,620	5,194	10	19	11,781	10,306	14
Net revenue	4,969	4,424	4,048	12	23	9,393	8,022	17
Cost of goods sold	(4,037)	(3,412)	(3,435)	18	18	(7,449)	(6,700)	11
Gross profit	932	1,012	613	(8)	52	1,944	1,322	47
Selling expenses	(128)	(168)	(112)	(24)	13	(295)	(225)	31
General and Administrative expenses	(205)	(176)	(174)	17	18	(382)	(324)	18
Depreciation and amortization	(122)	(108)	(106)	14	16	(230)	(194)	18
Other operating income (expenses)	120	(4)	25	-	383	116	126	(9)
Investments in Associated Companies	(22)	(35)	29	(38)	-	(57)	14	-
•Equity Result	0	2	18	(73)	(98)	2	56	(96)
•Amortization of goodwill/negative goodwill	(22)	(37)	11	(40)	-	(59)	(42)	40
Operating profit before financial result	575	521	274	10	110	1,096	719	52
Net financial result	(59)	(104)	(317)	(43)	(81)	(163)	(357)	(54)
Operating profit (loss)	516	417	(42)	24	-	933	362	158
Other non-operating revenue (expenses)	(22)	(4)	3	503	-	(25)	(2)	1,351
Profit (loss) before income tax and social contribution	494	413	(39)	20	-	908	360	152
Income tax / social contribution	(70)	(138)	79	(49)	-	(208)	(44)	368
Profit Sharing	(5)	-	-	-	-	(5)	-	-
Profit (loss) before minority interest	420	275	40	52	943	695	316	120
Minority Interest	(138)	(148)	(95)	(7)	46	(287)	(224)	28
Net profit (loss)	281	127	(55)	121	-	408	92	344

EBITDA	921	853	562	8	64	1,774	1,290	37
EBITDA Margin	18.5%	19.3%	13.9%	-0,8p.p.	+4,6 p.p.	18.9%	16.1%	+2,8 p.p.
-Depreciacion and Amortization	324	297	317	9	2	621	585	6
• Cost	202	189	211	7	(4)	391	391	(0)
• Expense	122	108	106	14	16	230	194	18

(1)	Consider the effects of the acquisition of the petroche mical assets from the Ipiranga Group since January 1, 2006
* Includes 100% of Politeno at 1Q06

EXHIBIT II
Consolidated Income Statement by Company
(R$ million)

Income Statement	Braskem 2Q07	Ipiranga Effect	Copesul Effect	CVM 247	Eliminations	Braskem Consolidated 2Q07
Gross revenue	4,007	759	2,501	104	(1,211)	6,161
Net revenue	3,133	585	2,058	86	(893)	4,969
Cost of goods sold	(2,569)	(490)	(1,790)	(70)	883	(4,037)
Gross profit	564	95	267	15	(10)	932
Selling expenses	(95)	(21)	(10)	(3)	0	(128)
General and Administrative expenses	(150)	(25)	(27)	(3)	0	(205)
Depreciation and amortization	(116)	(3)	(3)	(0)	0	(122)
Other operating income (expenses)	104	14	2	1	0	120
Investments in Associated Companies	31	134	0	0	(187)	(22)
•Equity Result	46	141	0	0	(187)	0
•Amortization of goodwill/negative goodwill	(15)	(7)	-	-	0	(22)
Operating profit before financial result	338	194	229	10	(197)	575
Net financial result	(59)	3	(2)	(1)	0	(59)
Operating profit (loss)	279	197	227	9	(197)	516
Other non-operating revenue (expenses)	(23)	5	(4)	(0)	0	(22)
Profit (loss) before income tax and social contribution	256	202	224	9	(197)	494
Income tax / social contribution	25	(17)	(75)	(3)	0	(70)
Profit Sharing	-	-	(5)	-	0	(5)
Profit (loss) before minority interest	281	185	144	6	(197)	420
Minority Interest	(0)	(0)	-	-	(138)	(138)
Net profit (loss)	281	185	144	6	(335)	281

EBITDA	560	70	288	13	(10)	921
EBITDA Margin	17.9%	12.0%	14.0%	15.4%	1.1%	18.5%
-Depreciacion and Amortization	253	10	59	3	-	324
• Cost	136	7	56	3	-	202
• Expense	116	3	3	0	-	122

The R$ 138 milion in minority interest include: R$79 milion of Ipiranga Química (which includes Ipiranga Petroquímica results) and R$ 59 million of Copesul.

EXHIBIT III
Consolidated Balance Sheet
(R$ million)

ASSETS	06/30/2007 (A)	03/31/2006 (B)	Change (%)(A)/(B)
Current Assets	7,122	7,210	(1)
• Cash and Cash Equivalents	2,087	2,087	-
• Account Receivable	1,831	1,866	(2)
• Inventories	2,375	2,423	(2)
•. Recoverable Taxes	536	475	13
• Dividends/Interest on Owners' Equity	2	49	(96)
• Advances to Suppliers	79	85	(7)
• Others	213	224	(5)
Long-Term Assets	1,997	1,967	2
• Related Parties	43	42	2
• Compulsory Deposits and Escrow accounts	127	89	43
• Deferred income taxes and social contribution	544	519	5
• Recoverable Taxes	1,045	1,174	(11)
• Others	239	143	67
Fixed Assets	10,813	10,848	(0)
•Investments	616	631	(2)
•Plant, property and equipment	8,254	8,164	1
•Deferred	1,943	2,053	(5)

Total Assets	19,932	20,024	(1)

LIABILITIES AND SHAREHOLDERS' EQUITY	06/30/2007 (A)	03/31/2006 (B)	Change (%) (A)/(B)
Current	5,309	6,906	(23)
• Suppliers	2,790	2,769	1
• Short-term financing	1,511	3,130*	(52)
• Salaries and social charges	177	213	(17)
• Dividends/Interest on Owners' Equity	8	96	(91)
• Income Tax Payable	197	118	66
• Receivable Taxes	306	189	62
• Advances from Clients	41	21	101
• Others	279	371	(25)
Long-Term Liabilities	7,424	7,436	-
• Long-term financing	5,793	5,819	(1)
• Taxes Payable	1,417	1,423	-
• Others	213	194	10
Deferred Income	28	29	(4)
Minority Interest	1,327	1,198	11
Shareholders' Equity	5,844	4,454	31
• Capital	3,527	3,508	1
• Adjustment for Future Capital Increase**	1,104	-	-
• Capital Reserves	436	419	4
• Treasury Shares	(258)	(256)	1
• Profit reserve	651	663	(2)
• Retained Earnings (Losses)	384	119	222

Total Liabilities and Shareholders' Equity	19,932	20,024	(1)

* Includes convertible debentures totally subscribed by Odebrecht in the amount of R$ 1,162 million.

**Corresponds to the conversion of Braskem debentures held by Odebrecht in voting and preferred Braskem shares. Amount net of income tax on interest.

EXHIBIT IV
Consolidated Cash Flow
(R$ million)

Cash Flow	2Q07	1Q07	2Q06	1H07	1H06*
Net Income for the Period	281	127	(55)	408	92
Expenses (Revenues) not affecting Cash	266	452	422	718	743
Depreciation and Amortization	324	297	317	620	585
Equity Result	22	35	(29)	57	(14)
Interest, Monetary and Exchange Restatement, Net	(116)	(24)	158	(140)	116
Minority Interest	138	148	95	287	224
Others	(102)	(4)	(118)	(106)	(168)
Adjusted Profit (loss) before cash financial effects	547	579	368	1,126	835
Cash impact from Ipiranga Acquisition	(1)	-	0	(1)	140
Asset and Liabilities Variation, Current and Long Term	208	533	62	741	(159)
Asset Reductions (Additions)	127	724	(157)	851	(444)

Marketable Securities	(3)	367	(32)	364	(130)
Account Payable	82	216	(101)	298	(177)
Recoverable Taxes	33	35	(112)	68	(185)
Inventories	47	(37)	(74)	10	(85)
Advances Expenses	17	18	13	36	22
Dividends Received	(0)	83	191	83	237
Other Account Receivables	(49)	42	(41)	(7)	(126)
Liabilities Additions (Reductions)	81	(191)	219	(110)	285

Suppliers	64	(189)	12	(125)	73
Advances to Clients	(1)	1	(19)	0	(24)
Fiscal Incentives	17	14	13	31	48
Taxes and Contributions	18	6	11	24	(45)
Others	(18)	(22)	202	(40)	232
Cash resulting from operating activities	754	1,112	430	1,866	817
Investment Activities	(1,114)	(224)	(494)	(1,338)	(696)
Alienação de Ativos Permanente	1	0	0	1	0
Investment	(785)	0	(237)	(785)	(237)
Fixed Assets	(324)	(218)	(229)	(542)	(426)
Deferred Assets	(5)	(7)	(28)	(12)	(33)
Subsidiaries and Affiliated Companies, Net	131	(45)	92	86	60
Financing Activities	266	(677)	(816)	(411)	(918)
Inflows	2,939	693	1,887	3,633	2,764
Amortization and Paid Interest	(2,644)	(1,170)	(1,931)	(3,813)	(2,784)
Share Buy-Back	-	-	(57)	-	(57)
Dividend/Interest attributable to Shareholders	(29)	(201)	(565)	(230)	(689)
Others	0	(0)	(150)	(0)	(153)

Cash and Cash Equivalents Increase (Reduction)	38	165	(788)	204	(737)
Cash and Cash Equivalents at the beginning of period	1,882	1,717	2,189	1,717	2,138
Cash and Marketable Securities at the end of period	1,920	1,882	1,402	1,920	1,402

* Considers 100% of Politeno at 1Q06

EXHIBIT V
Consolidated Sales Volume – Domestic Market

DOMESTIC MARKET - Sales Volume

tons	1Q06*	2Q06	3Q06	4Q06	1Q07	2Q07

Polyolefins Unit
• PE´s - Polyethylene	249,819	250,531	254,151	200,568	227,553	248,365
• PP - Polypropylene	140,729	151,330	161,744	123,187	141,496	153,858
• Total (PE´s + PP)	390,548	401,861	415,895	323,755	369,049	402,222

Vinyls Unit
• PVC - Polyvinyl Chloride	98,914	95,361	109,647	96,434	102,647	110,278
• Caustic Soda	104,757	100,485	106,608	109,872	102,818	108,999
• EDC	-	-	-	-	-	-
• Chlorine	14,002	14,499	15,163	15,064	15,333	15,040

Basic Petrochemical Unit
• Ethylene	112,076	110,439	108,105	116,315	118,957	117,850
• Propylene	90,143	83,865	91,520	76,001	90,604	98,988
• Benzene	85,275	88,109	77,127	86,071	83,173	82,697
• Butadiene	42,010	51,312	56,556	51,426	52,187	44,316
• Toluene	7,921	7,854	8,172	10,810	9,775	5,849
• Fuel (m3)	147,192	202,909	159,763	167,487	147,276	112,234
• Para-xylene	14,940	9,155	16,425	-	-	-
• Ortho-xylene	13,241	15,146	16,749	16,518	14,522	16,885
• Isoprene	3,290	4,226	3,436	1,859	2,227	1,476
• Butene 1	5,875	6,030	6,554	5,962	5,946	5,346
• Mixed Xylene	17,310	11,751	16,256	15,917	13,476	15,971

Business Development
• PET	9,152	11,297	14,957	15,180	17,475	14,057
• Caprolactam	8,927	8,501	4,862	3,445	4,307	4,664

* Considers 100% of Politeno

EXHIBIT VI
Consolidated Sales Volume – Export Market

EXPORT MARKET - Sales Volume

tons	1Q06*	2Q06	3Q06	4Q06	1Q07	2Q07

Polyolefins Unit
• PE´s - Polyethylene	121,675	155,427	149,647	187,435	160,533	174,567
• PP - Polypropylene	20,037	19,455	21,775	41,076	27,499	40,616
• Total (PE´s + PP)	141,712	174,882	171,422	228,511	188,032	215,183

Vinyls Unit
• PVC - Polyvinyl Chloride	12,831	8,309	6,958	4,300	17,455	10,872
• Caustic Soda	-	-	-	6,220	4,113	-
• EDC	38,980	34,145	17,969	13,002	36,190	12,373
• Chlorine	-	-	-	-	-	-

Basic Petrochemical Unit
• Ethylene	-	-	7,593	7,021	9,616	9,155
• Propylene	29,606	25,359	29,261	25,277	24,553	29,828
• Benzene	65,202	65,119	82,544	88,594	84,528	87,206
• Butadiene	22,144	14,163	8,839	11,437	9,821	12,269
• Toluene	-	-	-	-	-	10,496
• Fuel (m3)	-	11,554	49,199	-	15,614	50,905
• Para-xylene	-	13,226	5,248	20,096	23,507	14,695
• Ortho-xylene	2,087	4,093	3,556	4,192	4,193	-
• Isoprene	13	14	14	14	-	830
• Butene 1	5,321	1,599	6,929	4,879	2,809	6,836
• Mixed Xylene	6,912	12,152	10,798	4,263	14,286	19,934

Business Development
• PET	425	10,650	1,304	1,000	353	249
• Caprolactam	4,771	2,871	4,860	5,250	7,788	4,675

* Considers 100% of Politeno

EXHIBIT VII
Consolidated Net Revenue – Domestic Market
(R$ million)

DOMESTIC MARKET - Net Revenue

R$ million	1Q06*	2Q06	3Q06	4Q06	1Q07	2Q07

Polyolefins Unit
• PE´s - Polyethylene	787	747	844	737	789	855
• PP - Polypropylene	449	475	558	451	497	529
• Total (PE´s + PP)	1,235	1,222	1,402	1,188	1,286	1,384

Vinyls Unit
• PVC - Polyvinyl Chloride	245	228	278	257	255	276
• Caustic Soda	101	85	85	84	82	88
• EDC	-	-	-	-	-	-
• Chlorine	7	7	8	8	9	8

Basic Petrochemical Unit
• Ethylene	253	257	258	267	273	268
• Propylene	188	162	209	163	181	212
• Benzene	127	149	182	198	180	191
• Butadiene	97	114	139	133	126	105
• Toluene	12	14	18	18	18	12
• Fuel	145	208	159	164	142	109
• Para-xylene	31	20	47	(0)	-	-
• Ortho-xylene	26	30	41	39	32	39
• Isoprene	17	23	19	12	11	7
• Butene 1	14	14	18	15	15	13
• Mixed Xylene	33	24	41	37	29	37

Business Development
• PET	27	33	46	47	54	40
• Caprolactam	42	41	25	19	25	26

Resale of Condensate	-	-	0	81	188	367
Ipiranga Química	112	61	95	98	113	94
Others	406	271	350	149	339	354

Total	3,116	2,964	3,420	2,979	3,357	3,630

* Considers 100% of Politeno

EXHIBIT VIII
Consolidated Net Revenue – Export Market
(R$ million)

EXPORT MARKET - Net Revenue

R$ million	1Q06*	2Q06	3Q06	4Q06	1Q07	2Q07

Polyolefins Unit
• PE´s - Polyethylene	328	404	454	509	447	478
• PP - Polypropylene	48	50	61	106	73	106
• Total (PE´s + PP)	376	455	515	615	520	584

Vinyls Unit
• PVC - Polyvinyl Chloride	23	16	15	10	34	22
• Caustic Soda	-	-	-	3	3	-
• EDC	14	17	12	10	26	8
• Chlorine	-	-	-	-	-	-

Basic Petrochemical Unit
• Ethylene	-	-	17	17	20	18
• Propylene	49	43	54	53	45	57
• Benzene	109	117	193	191	185	194
• Butadiene	42	30	21	28	22	27
• Toluene	-	-	-	-	-	17
• Fuel	-	14	60	-	13	55
• Para-xylene	-	28	12	45	49	33
• Ortho-xylene	3	6	8	7	8	-
• Isoprene	0	0	0	0	-	5
• Butene 1	10	4	14	9	4	13
• Mixed Xylene	9	21	18	6	18	32

Business Development
• PET	1	29	2	3	1	1
• Caprolactam	20	12	22	24	36	23

Resale of Condensate	-	-	83	-	-	77
Ipiranga Química	0	0	1	2	1	1
Others	201	291	255	222	82	173

Total	858	1,084	1,304	1,244	1,067	1,338

* Considers 100% of Politeno

     EXHIBIT IX Braskem Income Statement (R$ million)

Income Statement	2Q07 (A)	1Q07 (B)	2Q06 (C)	Change (%) (A)/(B)	Change (%) (A)/(C)	1H07 (D)	1H06* (E)	Change (%) (D)/(E)
Gross revenue	4,007	3,716	3,650	8	10	7,723	7,168	8
Net revenue	3,133	2,865	2,832	9	11	5,998	5,560	8
Cost of goods sold	(2,569)	(2,302)	(2,531)	12	2	(4,872)	(4,855)	0
Gross profit	564	562	302	0	87	1,126	706	60
Selling expenses	(95)	(129)	(83)	(27)	14	(224)	(165)	36
General and Administrative expenses	(150)	(125)	(133)	19	13	(275)	(246)	12
Depreciation and amortization	(116)	(102)	(102)	14	14	(218)	(185)	18
Other operating income (expenses)	104	(0)	21	-	389	103	112	(8)
Investments in Associated Companies	31	38	71	(18)	(57)	69	94	(27)
•Equity Result	46	61	45	(24)	1	107	107	(0)
•Amortization of goodwill/negative goodwill	(15)	(23)	26	(34)	-	(38)	(12)	203
Operating profit before financial result	338	243	76	39	343	581	316	84
Net financial result	(59)	(113)	(252)	(48)	(77)	(172)	(338)	(49)
Operating profit (loss)	279	130	(175)	114	-	409	(22)	-
Other non-operating revenue (expenses)	(23)	(1)	3	2,291	-	(24)	3	-
Profit (loss) before income tax and social contribution	256	130	(172)	98	-	386	(19)	-
Income tax / social contribution	25	(23)	120	-	(80)	2	91	(98)
Profit (loss) before minority interest	281	107	(52)	163	-	388	72	441
Minority Interest	(0)	(0)	(2)	-	-	(0)	(1)	(99)
Net profit (loss)	281	107	(54)	163	-	388	71	449

EBITDA	560	432	253	30	121	992	670	48
EBITDA Margin	17.9%	15.1%	8.9%	+2,8 p.p.	+9,0 p.p.	16.5%	12.1%	+4,4 p.p.
-Depreciacion and Amortization	253	227	249	11	2	479	448	7
• Cost	136	125	147	9	(7)	261	263	(1)
• Expense	116	102	102	14	14	218	185	18

* Considers 100% of Politeno at 1Q06

EXHIBIT X
Braskem Balance Sheet
(R$ million)

ASSETS	06/30/2007 (A)	03/31/2007 (B)	Change (%) (A)/(B)
Current Assets	4,553	4,994	(9)
• Cash and Cash Equivalents	1,231	1,596	(23)
• Account Receivable	1,271	1,241	2
• Inventories	1,548	1,635	(5)
• Recoverable Taxes	295	313	(6)
• Dividends/Interest on Owners' Equity	2	2	-
• Expenses paid in advance	57	67	(15)
• Others	150	140	7
Long-Term Assets	1,558	1,525	2
• Related Parties	43	42	2
• Compulsory Deposits	104	75	39
• Deferred income taxes and social	391	366	7
• Recoverable Taxes	906	921	(2)
• Others	115	121	(5)
Fixed Assets	9,560	8,858	8
•Investments	1,553	846	83
•Plant, property and equipment	6,441	6,364	1
•Deferred	1,566	1,647	(5)

Total Assets	15,671	15,376	2

LIABILITIES AND SHAREHOLDERS' EQUITY	06/30/2007 (A)	03/31/2007 (B)	Change (%) (A)/(B)
Current	3,364	5,173	(35)
• Suppliers	2,478	2,983	(17)
• Short-term financing	274	1,577*	(83)
• Salaries and social charges	123	178	(31)
• Dividends/Interest on Owners' Equity	4	40	(90)
• Income Tax Payable	6	5	22
• Receivable Taxes	207	106	95
• Advances from Clients	25	19	28
• Others	248	265	(6)
Long-Term Liabilities	6,394	5,688	12
• Long-term financing	4,937	4,223	17
• Taxes Payable	1,304	1,316	(1)
• Others	152	149	2
Deferred Income	27	29	(4)
Minority Interest	2	22	(90)
Shareholders' Equity	5,883	4,464	32
• Capital	3,527	3,508	1
• Adjustment for Future Capital Increase	1,104	0	-
• Capital Reserves	436	419	4
• Treasury Shares	(258)	(256)	1
• Profit reserve	685	685	-
• Retained Earnings (Losses)	388	107	263

Total Liabilities and Shareholders' Equity	15,671	15,376	2

* Includes R$1,162 million from convertible debentures fully subscribed by Odebrecht

Suppliers reduction is driven by a change in working capital derived from the acquisition of Grupo Ipiranga petrochemical assets.

EXHIBIT XI
Braskem Cash Flow
(R$ million)

Cash Flow	2Q07	1Q07	2Q06	1H07	1H06*
Net Income for the Period	281	107	(54)	388	71
Expenses (Revenues) not affecting Cash	17	190	196	207	361
Depreciation and Amortization	253	227	244	479	444
Equity Result	(31)	(38)	(72)	(69)	(94)
Interest, Monetary and Exchange Restatement, Net	(82)	10	124	(72)	174
Minority Interest	0	0	2	0	1
Others	(122)	(9)	(103)	(131)	(163)
Adjusted Profit (loss) before cash financial effects	298	297	142	595	432
Cash impact from Ipiranga Acquisition	(1)	0	0	(1)	0
Asset and Liabilities Variation, Current and Long Term	(420)	554	(142)	133	(443)
Asset Reductions (Additions)	147	699	(131)	846	(355)

Marketable Securities	(3)	380	(11)	377	(91)
Account Payable	(10)	249	(87)	239	(101)
Recoverable Taxes	33	33	(111)	66	(183)
Inventories	66	(42)	(6)	25	(92)
Advances Expenses	17	20	12	37	22
Dividends Received	0	60	81	60	109
Other Account Receivables	44	(1)	(10)	43	(20)
Liabilities Additions (Reductions)	(568)	(145)	(10)	(713)	(88)

Suppliers	(510)	(122)	8	(632)	(39)
Advances to Clients	(1)	1	(20)	(0)	(24)
Fiscal Incentives	17	11	(6)	28	4
Taxes and Contributions	16	9	9	25	(47)
Others	(90)	(44)	(1)	(133)	18
Cash resulting from operating activities	(123)	850	0	727	(12)
Investment Activities	(916)	(151)	(463)	(1,067)	(638)
Investment	(687)	0	(237)	(687)	(237)
Fixed Assets	(229)	(149)	(200)	(378)	(370)
Deferred Assets	(1)	(2)	(27)	(2)	(32)
Subsidiaries and Affiliated Companies, Net	(1)	(0)	(4)	(1)	(5)
Financing Activities	693	(570)	(317)	122	(301)
Inflows	1,559	250	1,460	1,809	1,952
Amortization and Paid Interest	(830)	(819)	(1,392)	(1,649)	(1,834)
Share Buy-Back	-	-	(57)	-	(57)
Dividend/Interest attributable to Shareholders	(37)	(1)	(328)	(37)	(363)

Cash and Cash Equivalents Increase (Reduction)	(347)	129	(784)	(218)	(956)
Cash and Cash Equivalents at the beginning of period	1,528	1,399	1,914	1,399	2,086
Cash and Marketable Securities at the end of period	1,181	1,528	1,130	1,181	1,130

* Considers 100% of Politeno at 1Q06

EXHIBIT XII
Braskem Sales Volume – Domestic Market

DOMESTIC MARKET - Sales Volume

tons	1Q06*	2Q06	3Q06	4Q06	1Q07	2Q07

Polyolefins Unit
• PE´s - Polyethylene	176,336	180,328	178,271	137,026	157,837	184,269
• PP - Polypropylene	108,761	119,469	128,347	96,657	111,652	127,929
• Total (PE´s + PP)	285,098	299,797	306,618	233,683	269,489	312,198

Vinyls Unit
• PVC - Polyvinyl Chloride	98,914	95,361	109,647	96,434	102,647	110,278
• Caustic Soda	105,351	101,189	107,190	110,125	103,305	109,349
• EDC	-	-	-	-	-	-
• Chlorine	14,002	14,499	15,163	15,064	15,333	15,040

Basic Petrochemical Unit
• Ethylene	58,485	58,382	52,477	56,629	62,051	60,724
• Propylene	86,427	80,827	87,349	71,854	86,704	96,420
• Benzene	39,387	38,572	34,172	37,458	38,073	34,111
• Butadiene	31,515	38,104	37,947	33,361	37,644	29,136
• Toluene	7,921	7,854	8,172	10,810	9,928	5,939
• Fuel (m3)	73,594	120,030	76,918	81,826	71,665	53,151
• Para-xylene	14,940	9,155	16,425	-	-	-
• Ortho-xylene	13,241	15,146	16,749	16,518	14,522	16,885
• Isoprene	3,290	4,226	3,436	1,859	2,227	1,476
• Butene 1	5,875	5,754	5,768	5,939	5,926	4,264
• Mixed Xylene	8,528	7,987	9,461	8,134	9,240	9,979

Business Development
• PET	9,152	11,297	14,957	15,180	17,475	14,057
• Caprolactam	8,927	8,501	4,862	3,445	4,307	4,664

* Considers 100% of Politeno

EXHIBIT XIII
Braskem Sales Volume – Export Market

EXPORT MARKET - Sales Volume

tons	1Q06*	2Q06	3Q06	4Q06	1Q07	2Q07

Polyolefins Unit
• PE´s - Polyethylene	80,328	104,719	106,271	118,277	110,552	129,076
• PP - Polypropylene	12,858	15,876	19,588	28,389	23,549	27,374
• Total (PE´s + PP)	93,186	120,595	125,859	146,666	134,101	156,450

Vinyls Unit
• PVC - Polyvinyl Chlorid	12,831	8,309	6,958	4,300	17,455	10,872
• Caustic Soda	-	-	-	6,220	4,113	-
• EDC	38,980	34,145	17,969	13,002	36,190	12,373
• Chlorine	-	-	-	-	-	-

Basic Petrochemical Unit
• Ethylene	-	-	-	-	-	-
• Propylene	29,606	25,359	29,261	25,277	24,553	29,828
• Benzene	41,092	43,396	53,472	52,567	45,579	57,530
• Butadiene	6,376	3,200	-	-	-	-
• Toluene	-	-	-	-	-	10,496
• Fuel (m3)	-	-	30,777	-	-	14,996
• Para-xylene	-	13,226	5,248	20,096	23,507	14,695
• Ortho-xylene	2,087	4,093	3,556	4,192	4,193	-
• Isoprene	13	14	14	14	-	830
• Butene 1	1,540	-	-	-	-	772
• Mixed Xylene	6,885	2,060	3,828	-	9,219	13,535

Business Development
• PET	425	10,650	1,304	1,000	353	249
• Caprolactam	4,771	2,871	4,860	5,250	7,788	4,675

* Considers 100% of Politeno

EXHIBIT XIV
Braskem Net Revenue – Domestic Market
(R$ million)

DOMESTIC MARKET - Net Revenue

R$ million	1Q06*	2Q06	3Q06	4Q06	1Q07	2Q07

Polyolefins Unit
• PE´s - Polyethylene	556	534	595	517	549	635
• PP - Polypropylene	347	374	444	351	391	437
• Total (PE´s + PP)	902	907	1,039	868	941	1,072

Vinyls Unit
• PVC - Polyvinyl Chloride	245	228	278	257	255	276
• Caustic Soda	101	86	85	85	83	88
• EDC	-	-	-	-	-	-
• Chlorine	7	7	8	8	9	8

Basic Petrochemical Unit
• Ethylene	129	139	123	132	139	136
• Propylene	179	155	200	153	172	206
• Benzene	63	69	80	83	82	76
• Butadiene	73	85	95	88	92	70
• Toluene	12	14	18	18	18	12
• Fuel (m3)	72	124	76	81	68	51
• Para-xylene	31	20	47	(0)	-	-
• Ortho-xylene	26	30	41	39	32	39
• Isoprene	17	23	19	12	11	7
• Butene 1	14	13	16	15	15	11
• Mixed Xylene	17	17	25	20	20	23

Business Development
• PET	27	33	46	47	54	40
• Caprolactam	42	41	25	19	25	26

Others	188	79	195	196	155	153

Total	2,145	2,072	2,417	2,122	2,171	2,296

* Considers 100% of Politeno

EXHIBIT XV
Braskem Net Revenue – Export Market
(R$ million)

EXPORT MARKET - Net Revenue

R$ million	1Q06*	2Q06	3Q06	4Q06	1Q07	2Q07

Polyolefins Unit
• PE´s - Polyethylene	208	271	315	325	301	355
• PP - Polypropylene	32	41	54	73	61	72
• Total (PE´s + PP)	239	313	369	398	362	427

Vinyls Unit
• PVC - Polyvinyl Chloride	23	16	15	10	34	22
• Caustic Soda	-	-	-	3	3	-
• EDC	14	17	12	10	26	8
• Chlorine	-	-	-	-	-	-

Basic Petrochemical Unit
• Ethylene	-	-	-	-	-	-
• Propylene	49	43	54	53	45	57
• Benzene	68	76	126	113	101	129
• Butadiene	11	6	-	-	-	-
• Toluene	-	-	-	-	-	17
• Fuel (m3)	-	-	42	-	-	20
• Para-xylene	-	28	12	45	49	33
• Ortho-xylene	3	6	8	7	8	-
• Isoprene	0	0	0	0	-	5
• Butene 1	2	-	-	-	-	1
• Mixed Xylene	9	3	7	-	12	22

Business Development
• PET	1	29	2	3	1	1
• Caprolactam	20	12	22	24	36	23

Others	143	209	191	187	17	73

Total	583	760	860	853	694	838

* Considers 100% of Politeno

EXHIBIT XVI
Copesul Income Statement
(R$ million)

	2Q07 (A)	1Q07 (B)	2Q06 (C)	Change	Change	1H07 (D)	1H06 (E)	Change
Income Statement				(%)	(%)			(%)
				(A)/(B)	(A)/(C)			(D)/(E)
Gross revenue	2,501	2,168	1,944	15	29	4,668	3,804	23
Net revenue	2,058	1,727	1,491	19	38	3,785	2,918	30
Cost of goods sold	(1,790)	(1,397)	(1,263)	28	42	(3,187)	(2,436)	31
Gross profit	267	330	228	(19)	17	597	482	24
Selling expenses	(10)	(12)	(6)	(18)	57	(21)	(18)	18
General and Administrative expenses	(27)	(26)	(16)	3	71	(54)	(32)	66
Depreciation and amortization	(3)	(3)	(3)	7	2	(6)	(6)	(0)
Other operating income (expenses)	2	(1)	2	-	(11)	1	11	(95)
Operating profit before financial result	229	288	204	(21)	12	517	437	18
Net financial result	(2)	5	(14)	-	(86)	3	(16)	-
Operating profit (loss)	227	293	190	(22)	19	520	421	23
Other non-operating revenue (expenses)	(4)	(3)	0	31	-	(6)	(4)	47
Profit (loss) before income tax and social contribution	224	290	191	(23)	17	514	417	23
Income tax / social contribution	(75)	(97)	(55)	(23)	35	(172)	(133)	30
Profit Sharing	(5)	-	-	-	-	(5)	-	-
Net profit (loss)	144	193	135	(26)	6	337	284	18

	-	-	-	-	-	-	-	-

EBITDA	288	346	262	(17)	10	634	552	15
EBITDA Margin	14.0%	20.0%	17.6%	-6,0 p.p.	-3,6 p.p.	16.8%	18.9%	-2,1 p.p.
-Depreciacion and Amortization	59	58	58	2	2	117	115	1
• Cost	56	55	54	2	2	111	109	2
• Expense	3	3	3	7	2	6	6	(0)

EXHIBIT XVII
Copesul Balance Sheet
(R$ million)

ASSETS	06/30/2007	03/31/2007	Change (%)
	(A)	(B)	(A)/(B)
Current Assets	1,643	1,327	24
• Cash and Cash Equivalents	689	400	72
• Accounts Receivable	200	256	(22)
• Inventories	566	541	4
• Recoverable Taxes	161	106	51
• Advances to Suppliers	9	11	(20)
• Others	19	12	59
Long-Term Assets	164	157	4
• Compulsory Deposits and Escrow accounts	10	2	372
• Deferred income taxes and social contribution	17	16	10
• Recoverable Taxes	131	131	-
• Others	6	8	(29)
Fixed Assets	988	1,011	(2)
• Investments	2	7	(75)
• Plant, property and equipment	977	994	(2)
• Deferred	9	10	(4)

Total Assets	2,795	2,495	12

LIABILITIES AND SHAREHOLDERS' EQUITY	06/30/2007	03/31/2007	Change (%)
	(A)	(B)	(A)/(B)
Current	870	695	25
. Suppliers	488	275	78
. Short-term financing	72	172	(58)
. Salaries and social charges	34	19	82
. Dividends/Interest on Equity	4	5	(7)
. Income Tax Payable	184	105	76
. Taxes Payable	69	56	24
. Advances from Clients	8	0	-
. Others	10	65	(85)
Long-Term Liabilities	291	307	(5)
. Long-term financing	205	232	(11)
. Taxes Payable	45	38	20
. Others	40	37	8
Shareholders' Equity	1,635	1,493	9
. Capital	910	910	-
. Revaluation Reserves	61	68	(11)
. Capital Reserves	238	238	-
. Profit reserve	79	79	-
. Retained Earnings (Losses)	347	198	75

Total Liabilities and Shareholders' Equity	2,795	2,495	12

EXHIBIT XVIII
Copesul Cash Flow
(R$ million)

Cash Flow	2Q07	1Q07	2Q06	1H07	1H06
Net Income for the Period	133	193	135	326	284
Expenses (Revenues) not affecting Cash	24	47	71	71	96
Depreciation and Amortization	58	58	58	116	115
Interest, Monetary and Exchange Restatement, Net	(38)	(10)	10	(48)	(24)
Others	4	(1)	4	3	4
Adjusted Profit (loss) before cash financial effects	158	240	206	397	380
Cash impact from Ipiranga Acquisition	0	0	(0)	0	80
Asset and Liabilities Variation, Current and Long Term	370	(99)	54	271	71
Asset Reductions (Additions)	62	(50)	(109)	12	(154)

Marketable Securities	0	(4)	(11)	(4)	(29)
Account Payable	125	(72)	(34)	53	(14)
Inventories	(13)	29	(37)	17	1
Other Account Receivables	(51)	(3)	(26)	(54)	(112)
Liabilities Additions (Reductions)	308	(49)	163	259	225

Suppliers	213	(79)	85	134	89
Fiscal Incentives	-	2	19	2	45
Others	95	28	59	123	92
Cash resulting from operating activities	528	141	260	669	531
Investment Activities	(42)	(21)	(22)	(63)	(37)
Fixed Assets	(42)	(21)	(21)	(63)	(36)
Deferred Assets	(0)	(0)	(1)	(0)	(1)
Financing Activities	(176)	(49)	(250)	(225)	(376)
Inflows	165	321	332	485	573
Amortization and Paid Interest	(340)	(169)	(397)	(510)	(675)
Dividend/Interest attributable to Shareholders	(0)	(200)	(185)	(200)	(274)

Cash and Cash Equivalents Increase (Reduction)	310	71	(11)	381	118
Cash and Cash Equivalents at the beginning of period	272	201	163	201	33
Cash and Marketable Securities at the end of period	582	272	151	582	151

EXHIBIT XIX
Copesul Production, Sales Volume and Net Revenue
(R$ million)

Total Production	2Q07 (A)	1Q07 (B)	2Q06 (C)	Change	Change	1H07 (D)	1H06 (E)	Change
Volume				(%)	(%)			(%)
(ton)				(A)/(B)	(A)/(C)			(D)/(E)

• Ethylene	302,918	296,310	288,432	2	5	599,229	578,539	4
• Propylene	155,018	155,478	153,776	(0)	1	310,495	304,813	2
• Benzene	77,344	82,964	66,039	(7)	17	160,307	142,501	12

Total Sales Volume (ton)	2Q07 (A)	1Q07 (B)	2Q06 (C)	Change	Change	1H07 (D)	1H06 (E)	Change
				(%)	(%)			(%)
				(A)/(B)	(A)/(C)			(D)/(E)

• Ethylene	303,117	299,950	293,392	1	3	603,068	572,111	5
• Propylene	155,672	155,274	153,307	0	2	310,946	304,381	2
• Benzene	78,261	84,049	71,261	(7)	10	162,310	141,259	15

Total Net Revenue R$ million	2Q07 (A)	1Q07 (B)	2Q06 (C)	Change	Change	1H07 (D)	1H06 (E)	Change
				(%)	(%)			(%)
				(A)/(B)	(A)/(C)			(D)/(E)

• Ethylene	688	666	652	3	6	1,354	1,280	6
• Propylene	347	351	340	(1)	2	697	688	1
• Benzene	180	183	121	(2)	48	362	226	60

EXHIBIT XX
Ipiranga Petroquímica Income Statement
(R$ million)

	2Q07 (A)	1Q07 (B)	2Q06 (C)	Change	Change	1H07 (D)	1H06 (E)	Change
Income Statement				(%)	(%)			(%)
				(A)/(B)	(A)/(C)			(D)/(E)
Gross revenue	606	659	606	(8)	(0)	1,264	1,234	2
Net revenue	472	503	456	(6)	3	975	926	5
Cost of goods sold	(392)	(416)	(410)	(6)	(4)	(808)	(829)	(2)
Gross profit	80	87	46	(8)	73	167	97	72
Selling expenses	(14)	(14)	(11)	(3)	28	(28)	(17)	65
General and Administrative expenses	(19)	(17)	(17)	10	8	(35)	(31)	14
Depreciation and amortization	(1)	(1)	0	2	-	(2)	(1)	203
Other operating income (expenses)	14	(3)	(0)	-	-	11	0	-
Investments in Associated Companies	47	58	51	(20)	(8)	104	111	(6)
•Equity Result	47	58	51	(20)	(8)	104	111	(6)
Operating profit before financial result	106	109	69	(3)	54	216	159	36
Net financial result	5	(3)	(24)	-	-	2	(6)	-
Operating profit (loss)	111	107	45	4	146	218	153	42
Other non-operating revenue (expenses)	5	(0)	(0)	-	-	5	0	-
Profit (loss) before income tax and social contribution	115	107	45	8	156	222	153	45
Income tax / social contribution	(18)	(13)	8	36	-	(31)	2	-
Net profit (loss)	98	94	53	4	83	191	155	23

	-	-	-	-	-	-	-	-

EBITDA	68	60	25	14	171	128	63	102
EBITDA Margin	14.4%	11.9%	5.5%	+2,5 p.p.	+8,9 p.p.	13.1%	6.8%	+ 6,3 p.p.
-Depreciacion and Amortization	8	8	7	1	22	16	15	10
• Cost	7	7	7	1	(0)	14	14	0
• Expense	1	1	(0)	2	-	2	1	203

EXHIBIT XXI
Ipiranga Petroquímica Balance Sheet
(R$ million)

ASSETS	06/30/2007	03/31/2007	Change (%)
	(A)	(B)	(A)/(B)
Current Assets	668	609	10
• Cash and Cash Equivalents	35	24	44
• Account Receivable	327	308	6
• Inventories	195	176	11
• Recoverable Taxes	62	35	78
• Advances to Suppliers	11	4	178
• Others	37	62	(40)
Long-Term Assets	241	253	(5)
• Related Parties	0	0	-
• Compulsory Deposits and Escrow accounts	6	5	7
• Deferred income taxes and social contribution	118	121	(2)
• Recoverable Taxes	2	116	-
• Others	115	11	993
Fixed Assets	1,080	1,044	3
• Investments	571	524	9
• Plant, property and equipment	501	511	(2)
• Deferred	8	8	(6)

Total Assets	1,989	1,906	4

LIABILITIES AND SHAREHOLDERS' EQUITY	06/30/2007	03/31/2007	Change (%)
	(A)	(B)	(A)/(B)
Current	767	760	1
• Suppliers	584	527	11
• Short-term financing	126	128	(1)
• Salaries and social charges	13	6	118
• Dividends/Interest on Owners' Equity	0	51	-
• Income Tax Payable	6	9	(32)
• Receivable Taxes	23	21	6
• Advances from Clients	7	0	-
• Others	8	19	(59)
Long-Term Liabilities	500	569	(12)
• Long-term financing	436	512	(15)
• Taxes Payable	52	47	12
• Others	12	10	14
Shareholders' Equity	721	577	25
• Capital	303	303	0
• Adjustment for Future Capital Increase	47	0	-
• Profit reserve	185	185	(0)
• Retained Earnings (Losses)	187	89	110

Total Liabilities and Shareholders' Equity	1,989	1,906	4

EXHIBIT XXII
Ipiranga Petroquímica Cash Flow
(R$ million)

Cash Flow	2Q07	1Q07	2Q06	1H07	1H06
Net Income for the Period	98	94	53	192	155
Expenses (Revenues) not affecting Cash	(47)	(62)	(46)	(109)	(126)
Depreciation and Amortization	8	8	8	16	16
Equity Result	(47)	(58)	(51)	(104)	(111)
Interest, Monetary and Exchange Restatement, Net	(26)	(15)	8	(42)	(20)
Others	18	3	(11)	20	(12)
Adjusted Profit (loss) before cash financial effects	51	31	7	82	29
Cash impact from Ipiranga Acquisition	-	-	-	-	44
Asset and Liabilities Variation, Current and Long Term	(70)	60	110	(10)	126
Asset Reductions (Additions)	(81)	56	55	(26)	19

Account Payable	(20)	18	15	(2)	(39)
Inventories	(19)	(10)	(11)	(29)	(6)
Dividends Received	-	-	55	-	55
Other Account Receivables	(42)	48	(3)	5	9
Liabilities Additions (Reductions)	11	5	55	16	107

Suppliers	45	35	(85)	81	(4)
Others	(34)	(31)	140	(65)	112
Cash resulting from operating activities	(19)	92	117	73	199
Investment Activities	(3)	(4)	(4)	(8)	(8)
Fixed Assets	(3)	(4)	(3)	(7)	(8)
Deferred Assets	(0)	(0)	(0)	(0)	(1)
Subsidiaries and Affiliated Companies, Net	0	(24)	145	(24)	132
Financing Activities	33	(61)	(255)	(28)	(267)
Inflows	126	109	86	236	166
Amortization and Paid Interest	(140)	(170)	(132)	(310)	(224)
Dividend/Interest attributable to Shareholders	-	-	(59)	-	(59)
Others	47	0	(150)	47	(150)

Cash and Cash Equivalents Increase (Reduction)	11	3	3	14	56
Cash and Cash Equivalents at the beginning of period	24	21	96	21	44
Cash and Marketable Securities at the end of period	35	24	100	35	100

EXHIBIT XXIII
Ipiranga Petroquímica Production, Sales Volume and Net Revenue
(R$ million)

Total Production	2Q07 (A)	1Q07 (B)	2Q06 (C)	Change	Change	1H07 (D)	1H06 (E)	Change
Volume				(%)	(%)			(%)
(ton)				(A)/(B)	(A)/(C)			(D)/(E)

• PE´s - Polyethylene	118,917	122,925	124,985	(3)	(5)	241,842	243,452	(1)
• PP - Polypropylene	36,431	36,936	34,617	(1)	5	73,367	69,599	5
• Total (PE´s + PP)	155,348	159,861	159,602	(3)	(3)	315,209	313,051	1

Total Sales Volume (ton)	2Q07 (A)	1Q07 (B)	2Q06 (C)	Change	Change	1H07 (D)	1H06 (E)	Change
				(%)	(%)			(%)
				(A)/(B)	(A)/(C)			(D)/(E)

Domestic Market
• PE´s - Polyethylene	64,096	69,717	70,203	(8)	(9)	133,812	143,686	(7)
• PP - Polypropylene	25,929	29,844	31,862	(13)	(19)	55,773	63,829	(13)
• Total (PE´s + PP)	90,025	99,561	102,065	(10)	(12)	189,585	207,515	(9)

Export Market
• PE´s - Polyethylene	46,654	49,981	50,708	(7)	(8)	96,635	92,056	5
• PP - Polypropylene	13,242	3,950	3,579	235	270	17,192	10,758	60
• Total (PE´s + PP)	59,896	53,931	54,287	11	10	113,827	102,814	11

Total Net Revenue R$ million	2Q07 (A)	1Q07 (B)	2Q06 (C)	Change	Change	1H07 (D)	1H06 (E)	Change
				(%)	(%)			(%)
				(A)/(B)	(A)/(C)			(D)/(E)

Domestic Market
• PE´s - Polyethylene	220	240	213	(8)	3	460	444	3
• PP - Polypropylene	92	106	101	(13)	(9)	198	203	(3)
• Total (PE´s + PP)	312	345	314	(10)	(1)	657	647	2

Export Market
• PE´s - Polyethylene	126	146	133	(13)	(5)	272	253	8
• PP - Polypropylene	34	12	9	190	271	45	26	74
• Total (PE´s + PP)	160	158	142	2	13	318	279	14

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:August 08, 2007
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.